UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 23, 2024

ARYA SCIENCES ACQUISITION CORP IV
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40122	98-1574672
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(212) 284-2300
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	ARYD	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, on February 13, 2024, ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), Aja Holdco, Inc., a Delaware corporation and wholly-owned subsidiary of ARYA (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company and wholly-owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and wholly-owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (“Adagio”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference, is an updated investor presentation, dated as of April 23, 2024, that ARYA, Adagio and ListCo have prepared for use in connection with the Business Combination and various meetings with investors.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Forward-Looking Statements

Certain statements in this Current Report may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or ARYA’s, Adagio’s or New Adagio’s future financial or operating performance. For example, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including post-Business Combination fully diluted equity value, the anticipated enterprise value of New Adagio, expected ownership in New Adagio, projections of market opportunity and market share, the capability of Adagio’s or New Adagio’s business plans including its plans to expand, the sources and uses of cash from the Business Combination, any benefits of Adagio’s partnerships, strategies or plans as they relate to the Business Combination, anticipated benefits of the Business Combination and expectations related to the terms and timing of the Business Combination, Adagio’s expected pro forma cash, Adagio’s or New Adagio’s expected cash runway through 2025 or statements related to Adagio’s or New Adagio’s funding gap, funded business plan or use of proceeds, or other metrics or statements derived therefrom, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “propose,” “seek,” “should,” “strive,” “will,” or “would” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which may be beyond the control of ARYA, Adagio or New Adagio and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ARYA and its management, Adagio and its management and New Adagio and its management, as the case may be, are inherently uncertain. Each of ARYA, Adagio and New Adagio caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. There will be risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the Business Combination, which has been filed by ListCo with the SEC, and described in other documents filed by ARYA or New Adagio from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither ARYA nor Adagio can assure you that the forward-looking statements in this Current Report will prove to be accurate.

          In addition, new risks and uncertainties may emerge from time to time, and it may not be possible to identify and accurately predict the potential impacts of any such risks and uncertainties that may arise in the future. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any potential litigation, government or regulatory proceedings that may be instituted against ARYA, Adagio, New Adagio or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ARYA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) the amount of redemption requests made by ARYA’s public shareholders; (5) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) delays in obtaining, adverse conditions in, or the inability to obtain regulatory approvals, or delays in completing regulatory reviews, required to complete the Business Combination; (7) the ability to meet stock exchange listing standards prior to or following the consummation of the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations of Adagio or New Adagio as a result of the announcement and consummation of the Business Combination; (9) Adagio’s ability to remain compliant with the covenants of its existing debt, including any convertible or bridge financing notes; (10) New Adagio’s ability to remain compliant with the covenants of, and other obligations under, the senior secured convertible notes that will be issued in connection with the closing of the Business Combination; (11) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Adagio to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the Business Combination; (13) risks associated with changes in applicable laws or regulations and Adagio’s or New Adagio’s international operations and operations in a regulated industry; (14) the possibility that Adagio or New Adagio may be adversely affected by other economic, business, and/or competitive factors; (15) Adagio’s or New Adagio’s use of proceeds, post-Business Combination fully diluted equity value or fully diluted enterprise value, expected pro forma cash, expected cash runway or funding gap, estimates of expenses and profitability; and (16) the other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ARYA’s Annual Report on Form 10-K for the year ended December 31, 2023, its Quarterly Reports on Form 10-Q, and other documents filed, or to be filed, with the SEC by ARYA or New Adagio. There may be additional risks that ARYA, Adagio or New Adagio do not presently know or that ARYA, Adagio or New Adagio currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of ARYA, Adagio and New Adagio.

 Nothing in this Current Report should be regarded as a representation or warranty by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved, in any specified time frame, or at all. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made in this Current Report. Subsequent events and developments may cause those views to change. Neither ARYA, Adagio nor  New Adagio undertakes any duty to update these forward-looking statements.

Additional Information

In connection with the Business Combination, ListCo has filed with the SEC a Registration Statement on Form S-4 containing a preliminary proxy statement of ARYA and a preliminary prospectus of ListCo, and after the Registration Statement is declared effective, ARYA expects to mail a definitive proxy statement/prospectus related to the Business Combination to its shareholders. The proxy statement/prospectus contains important information about the Business Combination and the other matters to be voted upon at ARYA’s shareholder meeting to be held to approve the Business Combination. ARYA and ListCo may also file other documents with the SEC regarding the Business Combination. This Current Report does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, shareholders of ARYA and other interested persons are advised to read, the preliminary proxy statement/prospectus and any amendments thereto, the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about ARYA, Adagio and the Business Combination. After the Registration Statement becomes effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of ARYA as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York, 10003, Attention: Secretary, ARYA4@perceptivelife.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

ARYA and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARYA’s shareholders with respect to the Business Combination. A list of the names of ARYA’s directors and executive officers and a description of their interests in ARYA is contained in ARYA’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York, 10003, Attention: Secretary, ARYA4@perceptivelife.com. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the Business Combination. Investors, security holders and other interested persons of ARYA, Adagio and New Adagio are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that that have been filed or will be filed with the SEC because they contain important information about the Business Combination. Also see above under the heading “Additional Information.”

Adagio and New Adagio, and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of ARYA in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the Business Combination.

No Offer and Non-Solicitation

This Current Report does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an  offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of ARYA, Adagio or New Adagio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Investor Presentation, dated as of April 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 23, 2024

ARYA Sciences Acquisition Corp IV

	By:	/s/ Adam Stone
	Name:	Adam Stone
	Title:	Chief Executive Officer

Exhibit 99.1

 ADAGIO MEDICAL  Investor Presentation | April 2024  1

 DISCLAIMER  2  PRIVATE AND CONFIDENTIAL  This investor presentation (together with the oral statements made in connection herewith, this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination and any related transaction, including with the PIPE financing described herein (collectively, the “Business Combination”), by and among ARYA Sciences Acquisition Corp IV (NASDAQ: ARYD) (“ARYA”), Adagio Medical, Inc. (the “Company”) and Aja Holdco, Inc., of which the Company will become a subsidiary following the consummation of the Business Combination (“ListCo”), and for no other purpose. The information contained herein is subject to change, and any such change could be material, and does not purport to be all-inclusive and none of ARYA, the Company, ListCo, Jefferies LLC (“Jefferies”) or Chardan Capital Markets, LLC (“Chardan”) or any of their respective affiliates (including, without limitation, control persons, directors, officers, employees, shareholders, representatives, legal counsel or advisors) makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of ARYA, the Company and ListCo. Please refer to the definitive merger agreement and other related transaction documents for the full terms of the Business Combination.  This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of ARYA, the Company, ListCo or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any investment decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, Jefferies, Chardan and any of their affiliates or control persons, officers, directors and employees) in making its investment or decision to invest in ARYA, the Company or ListCo. To the fullest extent permitted by law, none of ARYA, the Company, ListCo, Jefferies and Chardan nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be responsible or liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in ARYA, the Company or ListCo.  The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.  This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not use, discuss, reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of ARYA, the Company and ListCo and is intended for the recipient hereof only.  No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this Presentation. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain amounts that appear in this Presentation may not sum due to rounding.  Management's Estimates  The Company has based its estimates of the total addressable market and growth forecasts on a number of internal and third-party estimates and resources, including, without limitation, third party reports and the experience of the management team across the industries. While the Company believes its assumptions and the data underlying its estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting such assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. In addition, the novelty of the  markets for the Company’s products may make its assumptions and estimates more uncertain. As a result, the Company's estimates of the total addressable market and growth forecasts for its products are subject to significant uncertainty and may prove to be incorrect. If third-party or internally generated data prove to be inaccurate or the Company makes errors in its assumptions based on that data, the total addressable market for the Company's products may be smaller than it has estimated, its future growth opportunities and sales growth may be impaired, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.  Forward-Looking Statements  Certain statements in this Presentation may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or ARYA’s, the Company’s or ListCo’s future financial or operating performance. For example, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including post-Business Combination fully diluted equity value, the anticipated enterprise value of ListCo, expected ownership in ListCo, projections of market opportunity and market share, the capability of the Company’s or ListCo’s business plans including its plans to expand, the sources and uses of cash from the Business Combination, any benefits of the Company’s partnerships, strategies or plans as they relate to the Business Combination, anticipated benefits of the Business Combination and expectations related to the terms and timing of the Business Combination, the Company’s expected pro forma cash, the Company’s or ListCo’s expected cash runway through 2025 or statements related to the Company’s or ListCo’s funding gap, funded business plan or use of proceeds, or other metrics or statements derived therefrom, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,”  “might,” “plan,” “possible,” “potential,” “predict,” “project,” “propose,” “seek,” “should,” “strive,” “will,” or “would” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which may be beyond the control of ARYA, the Company or ListCo and could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ARYA and its management, the Company and its management and ListCo and its management, as the case may be, are inherently uncertain. Each of ARYA, the Company and ListCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. There will be risks and uncertainties described in the proxy statement/prospectus included in the registration statement on Form S-4 (the “Registration Statement”) relating to the Business Combination, which is expected to be filed by ListCo with the U.S. Securities and Exchange Commission (the “SEC”), and described in other documents filed by ARYA or ListCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither ARYA nor the Company can assure you that the forward-looking statements in this presentation will prove to be accurate. In addition, new risks and uncertainties may emerge from time to time, and it may not be possible to identify and accurately predict the potential impacts of any such risks and uncertainties that may arise in the future. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any potential litigation, government or regulatory proceedings that may be instituted against ARYA, the Company, ListCo or others;  (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ARYA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) the amount of redemption requests made by ARYA’s public shareholders; (5) changes to  the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business

 DISCLAIMER (CONT.)  3  PRIVATE AND CONFIDENTIAL  Combination; (6) delays in obtaining, adverse conditions in, or the inability to obtain regulatory approvals, or delays in completing regulatory reviews, required to complete the Business Combination; (7) the ability to meet stock exchange listing standards prior to or following the consummation of the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations of the Company or ListCo as a result of the announcement and consummation of the Business Combination; (9) Adagio’s ability to remain compliant with the covenants of its existing debt, including any convertible or bridge financing notes; (10) ListCo’s ability to remain compliant with the covenants of the senior secured convertible notes that will be issued in connection with the closing of the Business Combination; (11) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of ListCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the Business Combination; (13) risks associated with changes in applicable laws or regulations and the Company’s or ListCo’s international operations and operations in a regulated industry; (14) the possibility that the Company or ListCo may be adversely affected by other economic, business, and/or competitive factors; (15) the Company’s or ListCo’s use of proceeds, post-Business Combination fully diluted equity value or fully diluted enterprise value, expected pro forma cash, expected cash runway or funding gap, estimates of expenses and profitability; and (16) the risks described in the “Risk Factor Summary” included in this Presentation, and other risks and uncertainties set forth in the section entitled “Risk  Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ARYA’s Annual Report on Form 10-K for the year ended December 31, 2023, its Quarterly Reports on Form 10-Q, and other documents filed, or to be filed, with the SEC. There may be additional risks that ARYA, the Company or ListCo do not presently know or that ARYA, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of ARYA, the Company and ListCo. Nothing in this Presentation should be regarded as a representation or warranty by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward- looking statements will be achieved in any specified time frame or at all. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made in this Presentation. Subsequent events and developments may cause those views to change. Neither ARYA, the Company nor ListCo undertakes any duty to update these forward-looking statements.  Use of Projections  This Presentation contains forecasts with respect to the Company’s minimum total pro forma cash after expenses at announcement of the Business Combination and ListCo’s expected cash runway through 2025, based on current plans and estimates of the Company. Neither ARYA’s, the Company’s nor ListCo’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to such projected or forecasted information included in this Presentation and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. The inclusion of the forecasted information should not be relied upon as being necessarily indicative of future results and should not be regarded as an indication that ARYA, the Company, ListCo or any other person considered, or now considers, the projections to be a reliable prediction of future events, and does not constitute an admission or representation by any person that the expectations, beliefs, opinions, and assumptions that underlie such forecasts remain the same following the date of this Presentation, and readers are cautioned not to place undue reliance on any prospective information. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual cash or cash needs to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective cash or cash needs are indicative of the future performance of the Company or ListCo or that actual cash or cash needs will not differ materially from those presented in the prospective financial information. ARYA, the Company and ListCo do not assume any obligation to update the projected information or any other information in this Presentation, and do not expect to continue to disclose detailed prospective financial information going forward.  Actual cash or cash needs may differ as a result of the completion of the Company’s or ListCo’s applicable financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the presented or projected periods is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information, and are subject to significant risks and uncertainties. See “Forward-Looking Statements” above. Any such forecasted information presented herein was not prepared with a view towards compliance with the published guidelines of the SEC, Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”) or any guidelines established by the American Institute of Certified Public Accountants for the presentation and preparation of “prospective financial information.” Accordingly, the information and data presented in this Presentation may not be included, may be adjusted, or may be presented differently, in any proxy statement or registration statement that may be filed in connection with a Business Combination.  Industry and Market Data; Trademarks  Certain information contained in the Presentation relates to or is based on studies, publications, statistics and surveys from third-party sources, and on ARYA’s and the Company’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While ARYA and the Company believe that the third-party sources and ARYA’s and the Company’s internal research are reliable, such sources and research have not been verified by any independent source. Any data on past performance or modeling contained herein is not an indication as to future performance. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to such industry and market data. The information contained in the third party citations referenced in this presentation is not incorporated by reference into this presentation.  This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The inclusion of particular trademarks, service marks, trade names and copyrights of other companies is not intended to, and does not, imply a relationship with ARYA, the Company or ListCo or an endorsement or sponsorship by or of ARYA, the Company or ListCo. ARYA, the Company and ListCo own or have rights to various trademarks, service marks, trade names and copyrights in connection with the operation of their respective businesses which are also included in this Presentation. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the ™, ℠, ©, or ® symbols, but the Company, ARYA and ListCo will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.  Additional Information  In connection with the Business Combination, ListCo filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement of ARYA and a preliminary prospectus of ListCo, and after the Registration Statement is declared effective, ARYA expects to mail a definitive proxy statement/prospectus related to the Business Combination to its shareholders. The proxy statement/prospectus contains important information about the Business Combination and the other matters to be voted upon at ARYA’s shareholder meeting to be held to approve the Business Combination. ARYA and ListCo may also file other documents with the SEC regarding the Business Combination. This Presentation does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, shareholders of ARYA and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about ARYA, the Company and the Business Combination. After the Registration Statement becomes effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of ARYA as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York, Attention: Secretary, ARYA4@perceptivelife.com.  INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 DISCLAIMER (CONT.)  4  PRIVATE AND CONFIDENTIAL  Participants in the Solicitation  ARYA, the Company, ListCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARYA’s shareholders with respect to the Business Combination. A list of the names of ARYA’s directors and executive officers and a description of their interests in ARYA is contained in ARYA’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York, Attention: Secretary, ARYA4@perceptivelife.com. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the Business Combination. Investors, security holders and other interested persons of ARYA, the Company and ListCo are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that have been filed or will be filed with the SEC because they contain important information about the Business Combination. Also see above under the heading “Additional Information.”  The Company and ListCo, and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of ARYA in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.  No Offer and Non-Solicitation  This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of ARYA, the Company, ListCo or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The offering and resale of the securities issuable in connection with the PIPE financing described herein has not been and will not be registered under the Securities Act or any applicable state securities laws. If the proposed Business Combination is entered into, the PIPE financing will be offered and sold only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) promulgated under the Securities Act) upon the consummation of the proposed Business Combination.  Notice to investors in the European Economic Area / Prohibition of sales to EEA retail investors  In member states of the European Economic Area (the “EEA”), this Presentation and any offer if made subsequently is directed exclusively at persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”).  The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.  Notice to investors in the UK / Prohibition of sales to UK retail investors  In the United Kingdom (“UK”), any offer of the securities will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (the “UK Prospectus Regulation”) from a requirement to publish a prospectus  for offers of securities. This Presentation is for distribution in the UK only to (i) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be  communicated, falling within article 49(2)(a) to (d) of the Order; and (iii) “qualified investors” within the meaning of article 2(e) of the UK Prospectus Regulation.  The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in Directive (EU) 2014/65/EU on markets in financial instruments (as amended) and implemented in the UK as it forms part of the domestic law of the United Kingdom by virtue of the EUWA (“UK MIFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended) as it forms part of the domestic law of the UK by virtue of the EUWA, where that customer would not qualify as a professional client as defined in UK MIFID II; or (iii) not a “qualified investor” as defined in Article 2(e) of the UK Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of the domestic law of the UK by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

 TODAY’S PRESENTERS  Olav Bergheim  CEO & President  30+ years of experience in life sciences  Founder of  John Dahldorf  Chief Financial Officer  20+ years of corporate finance experience  Innovative cardiac ablation medical technology company  ✔  Focused on large, underserved market – cardiac arrythmia  addressing atrial fibrillation and ventricular tachycardia  ✔  Unique portfolio that works – supported by compelling clinical data  ✔  Poised to disrupt the market with unique technologies with  commercial approvals in progress and pivotal data readouts  ✔  ~90 Employees  Founded in 2011  Headquartered in Laguna Hills, California  Adagio at a Glance…  Note: Olav Bergheim serves as the CEO of the Company pursuant to the terms of a Facilities and Shared Services Agreement between the Company and Fjord Ventures, LLC. Based on such agreement, Mr. Bergheim is compensated for serving in such position by Fjord Ventures, LLC. Two funds managed by Mr. Bergheim, one of which is affiliated with Fjord Ventures, LLC, have invested an aggregate of approximately $10M among the approximately $100M investment in aggregate that the Company has received so far.  5  PRIVATE AND CONFIDENTIAL

WHY INVEST: ADAGIO MEDICAL OPPORTUNITY IN A NUTSHELL

- ✓ Currently ~$3 billion catheter market; advanced catheter revenue (75% of total) experienced historical double-digit growth[1]
- ✓ Unique near-term opportunity in ~ $300M VT ablation market with potential 2-3x segment growth on improved safety, effectiveness and usability
- ✓ Outcomes-based differentiation in $0.8B with 14% Y/Y growth persistent AF segment: opportunity for substantial share gain in top tier VT-AF accounts[2]
- ✓ Value inflection expected from catalysts through the next 18 months
- ✓ Leading inside investors include Perceptive Advisors and RA Capital

Note: Management's analysis and estimates which are subject to significant uncertainty and may prove to be incorrect. Please see Disclaimer - Management's Estimates on slide 2.

1) The historical market growth is based on management's analysis and calculations using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 64-69 which are part of Appendix II - Market Sources & Analysis for further details.
2) The combined growth potential is based on management's analysis and projections using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 64-69 which are part of Appendix II - Market Sources & Analysis for further details.

6
PRIVATE AND CONFIDENTIAL

Adagio™ MEDICAL

 PRIVATE AND CONFIDENTIAL  ADAGIO SOLUTION:  PFCA for atrial arrhythmias Cryopulse™  ULTC for atrial arrhythmias  iCLAS™  DURABLE, CONTIGUOUS, TRANSMURAL LESIONS  …anywhere in the heart  ULTC/PFCA for ventricular arrhythmias vCLAS™

 ULTC TEMPERATURES AND LESIONS  8  Engineering Model: Catheter in Circulating 370C Water  PRIVATE AND CONFIDENTIAL  https://vimeo.com/936025754/f221e1388a?share=copy

 INVASIVE TREATMENTS OF CARDIAC ARRHYTHMIAS  Normal Electrical Conduction  Ventricular  Tachycardia (VT)  VT is a heart rhythm problem (arrhythmia) caused by irregular electrical signals in the lower chambers of the heart (ventricles).  Original Surgical “Cut and Sew”  Technique  Using surgical cuts or catheter-created lesions to cut and isolate aberrant electrical circuits in the heart  Blue images: adopted from: Mayo Clinic, https://www.mayoclinic.org/  Surgical technique, adopted from: Ruaensgri S, Schill MR, Khiabani MJ, et al. The Cox-maze IV procedure in its second decade: still the gold standard? European Journal of Cardio-Thoracic Surgery 53 (2018) i19–i25  9  Atrial  Fibrillation (AF)  AFib is an irregular and often very rapid heart rhythm that can lead to blood clots, stroke, heart failure and other heart- related complications.  Catheter Ablation  Treatment Options  Cardiac Conditions  PRIVATE AND CONFIDENTIAL

 VENTRICULAR TACHYCARDIA ABLATIONS MARKET: OPPORTUNITY, DRIVERS AND INHIBITORS

VT MARKET: CURRENT SIZE AND GROWTH OPPORTUNITY

VT Ablations, by Indication[1]



HF/Cardiomyopathy/ICDs
Idiopathic VT
~$75M
Ischemic ~$150M
Non-Ischemic ~$75M

Estimated US Market For VT Ablations[2]

2-3x[3] market growth opportunity with improved ablation effectiveness and reduced risk profile within EP practice



~ 3.5M
200
150
100
50
0
Cases (thousands)
7% CAGR
2% CAGR
Annual VT Ablations
Annual Incidence of "Trigger" VTs
Disease Prevalence
HF / Cardiomyopathy / ICDs
Idiopathic VTs

1) The estimate VT ablation market size breakdown by etiology is based on management analysis of the reported epidemiologic information in various clinical settings and trials and disregards a contribution of the ablations of VF or polymorphic VTs, and is subject to certain assumptions and limitations. See slides 54-65 of Appendix II – Market Sources and analysis for further detail.
2) The annual VT ablations, annual incidence of "trigger" VTs, disease prevalence and market growth are based on management's analysis and projections using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 54-65 which are part of Appendix II - Market Sources & Analysis for further details.
3) Refer to slide 69 for more information on market growth opportunity.

11 PRIVATE AND CONFIDENTIAL

VT MARKET: CURRENT RISK-BENEFIT LIMITS ABLATION THERAPY PENETRATION

Use and Potential Benefits of VT Ablations[1-5]

- Management of VT emergencies (VT storms)
- Reduction of recurring symptomatic arrhythmic events and ICD shocks
- Discontinuation or reduction of harmful AADs



Reduced the Composite Primary Outcome:
Cardiovascular Mortality
Appropriate ICD Shocks
Heart Failure Hospitalization
Severe Treatment-Related Complications
Survival Probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Hazard Ratio: 0.52 (95% CI: 0.30-0.90)
P = 0.021 by Cox regression
P = 0.019 by log-rank test
0 3 6 9 12 15 18 21 24
Time (Months)
Ablation 71 66 52 47 44 41 40 38 24
AAD 73 63 47 40 35 32 26 23 10

VS.

Procedural Risks and Complications[6]	
Death	2.7%
Perforations/tamponade	2.0%
Major Bleeding	5.6%
Vascular	1.7%
Stroke	0.4%
Unspecified	1.8%
Any Complication	11.5%

Technical Challenges of the Procedure[7,8]

- Intraprocedural management of patient hemodynamics, particularly in patients with depressed ventricular function
- Maintaining catheter stability and myocardial contact
- Ablations near coronary arteries
- Ablation of deep substrate, particularly in patients with non-ischemic cardiomyopathy

Most are addressable or partially addressable by better ablation catheter technology

1) Muser D, Liang JJ, Pathak RK, et al. Long-Term Outcomes of Catheter Ablation of Electrical Storm in Nonischemic Dilated Cardiomyopathy Compared With Ischemic Cardiomyopathy. J Am Coll Cardiol EP 2017;3:767–78.
2) Da Silva GL, Nunnes Ferreira A, Cortez-Diaz N, et al. Radiofrequency catheter ablation of ventricular tachycardia in ischemic heart disease in light of current practice: a systematic review and meta analysis of randomized controlled trials. J Interv Card Electrophysiol. 2020 Dec;59(3):603-616
3) Sapp JL, Wells GA, Parkash R, et al. Ventricular Tachycardia Ablation versus Escalation of Antiarrhythmic Drugs. N Engl J Med 2016;375:111-21
4) Liang JJ, Yang W, Santangeli P, et al. Amiodarone Discontinuation or Dose Reduction Following Catheter Ablation for Ventricular Tachycardia in Structural Heart Disease. J Am Coll Cardiol EP 2017;3:503–11
5) Arenal A, Avila P, Jimenez-Candil J, et al. Substrate Ablation vs Antiarrhythmic Drug Therapy for Symptomatic Ventricular Tachycardia. J Am Coll Cardiol 2022;79:1441–1453
6) Cheung JW, Yeo I, Ip JE, et al. Outcomes, Costs, and 30-Day Readmissions After Catheter Ablation of Myocardial Infarct–Associated Ventricular Tachycardia in the Real World. Circ Arrhythm Electrophysiol. 2018;11:e006754.
7) Cronin EM, Bogun FM, Maury P, et al. 2019 HRS/EHRA/APHRS/LAHRS expert consensus statement on catheter ablation of ventricular arrhythmias. Heart Rhythm 2020; 17:e3-e154
8) Sultan A, Futyma P, Metzner A, et al. Management of ventricular tachycardias:insights on centre settings, procedural workflow, endpoints, and implementation of guidelines—results from an EHRA survey. Europace 2024;26:1-10

12 PRIVATE AND CONFIDENTIAL

 ROLE OF ULTC LESION DEPTH IN ABLATION OF SCAR-MEDIATED VTs   13  Bourantas CV, Nikitin NP, Loh HP, et al. Prevalence of scarred and dysfunctional myocardium in patients with heart failure of ischaemic origin: A cardiovascular magnetic resonance study. Journal of Cardiovascular Magnetic Resonance 2011, 13:53   Piers SRD, Tao Q, de Riva Silva M, et al. CMR–Based Identification of Critical Isthmus Sites of Ischemic and Nonischemic Ventricular Tachycardia. J Am Coll Cardiol Img 2014;7:774–84   Dinov B, Fielder L, Schonbauer R, et al. Outcomes in Catheter Ablation of Ventricular Tachycardia in Dilated Nonischemic Cardiomyopathy Compared With Ischemic Cardiomyopathy. Circulation. 2014;129:728-736.  Kanagasundram A, John RM, Stevenson WG. Sustained Monomorphic Ventricular Tachycardia in Nonischemic Heart Disease: Arrhythmia-Substrate Correlations That Inform the Approach to Ablation. Circ Arrhythm Electrophysiol. 2019;12:e007312   Betensky BP, Kapa S, Desjardins B, et al. Characterization of Trans-septal Activation During Septal Pacing Criteria for Identification of Intramural Ventricular Tachycardia Substrate in Nonischemic Cardiomyopathy. Circ Arrhythm Electrophysiol. 2013;6:1123-11306  Vaseghi M, Hy TY, Tung R, et al. Outcomes of Catheter Ablation of Ventricular Tachycardia Based on Etiology in Nonischemic Heart Disease. J Am Coll Cardiol EP 2018;4:1141–50  Im SI, Higuchi S, Lee A, et al. Pulsed Field Ablation of Left Ventricular Myocardium in a Swine Infarct Model. J Am Coll Cardiol EP 2022;8:722-731  Dewland TA, Higuchi S, Venkateswaran R, Lee C, Gerstenfeld EP. AB-452672-2 Ultra-low Temperature Cryoablation Versus Ultra-low Temperature Cryoablation Combined With Pulsed Field Ablation In A Swine Ventricular Infarct Model. Heart Rhythm 2023;20:S92-S93. doi: doi.org/10.1016/j.hrthm.2023.03.395 . Reference slide #87 for further detail.  1)  2)  3)  4)  5)  6)  7)  8)  ISCHEMIC SCAR1,2  VENTRICULAR LESION DEPTH FROM DIFFERENT ENERGY SOURCES7,8  NON-ISCHEMIC SCAR2,4,5  Epicardium with coronary vessels  Endocardium  Epicardium with coronary vessels  Endocardium  critical sites of re-entrant VT circuits  < 10% require additional epicardial ablations3  > 30% require epicardial or endo-epicardial ablations3,6  2.1x  2.6x  7  8  critical sites of re-entrant VT circuits  PRIVATE AND CONFIDENTIAL  FOR ILLUSTRATION PURPOSES ONLY

 ADAGIO MEDICAL VT CRYOABLATION SYSTEM  14  INDICATIONS FOR USE1: The Adagio Medical Inc. VT Cryoablation System (Catheter and Console) is indicated for the treatment of monomorphic ventricular tachycardia by ablation of arrhythmogenic tissue that drives and maintains these arrhythmias.  Titratable lesion depth and size  Catheter stability during ablation  Ability to ablate deep intramural scar  No need to irrigate (simplifies hemodynamic management in HF patients)  Differentiated and Highly Desirable Functional Performance  Common Cryoablation Console  A New Benchmark in VT Ablations  PRIVATE AND CONFIDENTIAL  1) vCLAS™ Cryoablation Catheter Instructions for Use. P/N 108-0118-001.

CRYOCURE-VT STUDY
(NCT # 04893317)

Patients	64 patients, Rx-refractory persistent recurring monomorphic VT of both ischemic and non-ischemic etiology
Endpoints	Procedural safety, acute and chronic effectiveness
Sites	9 centers
Data Readout	Late-Breaking Clinical Trial Presentation at EHRA 2024
CE-Mark	Received on March 15, 2024
Next Steps	Commercial launch in Q1 2024 / Results to be presented at EHRA 2024 / Initiation of post-market studies
Initial Results	First-in-human experience with ultra-low temperature cryoablation for monomorphic ventricular tachycardia[1]

st antonius

olv Top in Zorg.

NEMOCNICE NA HOMOLCE

liryc L'INSTITUT DE RYTHMOLOGIE ET MODÉLISATION CARDIAQUE

McGill University Health Centre

SOUTHLAKE REGIONAL HEALTH CENTRE

UKH Universitätsklinikum Halle (Saale)

HERZZENTRUM LEIPZIG

INSTITUT DE CARDIOLOGIE DE MONTRÉAL

Note: Expectations are preliminary and subject to change. Please see Disclaimer Forward Looking Statements on slide 2.

(1) De Potter T, Balt J, Boersma L, et al. First-in Human Experience With Ultra-Low Temperature Cryoablation for Monomorphic Ventricular Tachycardia Open Access. J Am Coll Cardiol EP. 2023 May, 9 (5) 686–691

15

PRIVATE AND CONFIDENTIAL

Adagio MEDICAL

vCLAS™ CRYOCURE-VT CLINICAL TRIAL: REDEFINING RISK/BENEFIT IN VT ABLATIONS

Excellent Procedural Profile

	CRYOCURE-VT	RF-based Reference
Procedure Time	185 min	225-273 min
# of lesions	9	24 - 34

Exceptional Acute Effectiveness and Safety

✓ 94% FREEDOM FROM CLINICAL VTs*

✓ 0% MAEs

* patients with inducible clinical VTs pre-ablation and which were non-inducible post-ablation

Adagio Medical, Inc. CryoCure-VT Interim Clinical Investigation Report. CS-191. Data on File.

16 PRIVATE AND CONFIDENTIAL

HIGHLY CONCENTRATED MARKET DRIVES COMMERCIAL STRATEGY

Estimated VT Ablations Penetration in Europe (2016)[1] and US (2023)[2]



Median number of VT/VF-ablations = 12
US
98 - 124
Germany 118
Slovenia 32
Ireland 30
Czech Republic 28
Denmark 28
Azerbaijan 26
Slovakia 24
Latvia 22
Switzerland 21
Poland 21
Iceland 21
Greece 20
Finland 18
Austria 17
France 17
Croatia 16
United Kingdom 16
Montenegro 16
Spain 14
Norway 13
Russian Federation 12
Portugal 9
Hungary 9
Luxembourg 9
Estonia 8
Serbia 6
Belarus 6
Romania 3
Bulgaria 3
Lithuania 3
Malta 2
Tunisia 2
Kazakhstan 2
Turkey 2
Ukraine 1
Georgia Republic of 1
Algeria 0
Egypt 0
Armenia 0
Cyprus 0
San Marino 0
19 = Ø VT/VF-ablations per million inhabitants (weighted by population)
4th quartile > 21 ≤ 117
3rd quartile > 12 ≤ 21
2nd quartile > 2 ≤ 12
1st quartile ≥ 0 ≤ 2
Mean number of VT/VF-ablations = Ø 19

Estimated Annual VT Ablations Volumes in 2022[2]



35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
US
GERMANY
UK
SPAIN

- 2024 Adagio's commercial focus: UK and Germany, large volume / key opinion leader accounts
- Key performance metric: share uptake, translated (mid-to-long term) in increased therapy penetration
- Clinical development through post-market studies, scientific publications and peer-group networks

1) Ratikainen MJP, Arnar DO, Merkely B, et al. A Decade of Information on the Use of Cardiac Implantable Electronic Devices and Interventional Electrophysiological Procedures in the European Society of Cardiology Countries: 2017 Report from the European Heart Rhythm Association. Europace (2017) 19, ii1–ii90
2) Country-level volume of VT ablations is based on management's analysis and projections using internal and third party information, subject to certain assumptions and limitations. Please see slide 57 (analysis of the current VT ablations volume in the USA), 71 and 72 which are part of Appendix II · Market Sources & Analysis for further details.

Adagio MEDICAL

17 PRIVATE AND CONFIDENTIAL

 US MARKET  18  US VT Market Structure1  Top 150 sites perform ~ 50% of VT procedures  FULCRUM-VT Early Feasibility IDE Study  Vanderbilt University Medical Center  Banner University Health Center  Mount Sinai Hospital  UC San Francisco  19 patients enrolled  Based on management's analysis of Medicare FFS data, subject to certain assumptions and limitations. Please see Slide #71 which is part of Appendix II - Market Sources & Analysis for further details.  1)  PRIVATE AND CONFIDENTIAL

NEAR-TERM VT VALUATION -DRIVING MILESTONES


2024
2025
2026
Cryocure-VT
Primary Endpoints
(EHRA 2024)
Q1
Q2
Q2
Q3
Q1
vCLAS™ CE-Mark
and EU launch
FULCRUM-VT
Pivotal IDE Start
FULCRUM-VT Pivotal
Primary Endpoints
vCLAS™ PMA and US
launch

Note: Milestones are preliminary and subject to change. Please see Disclaimer – Forward Looking Statements on slide 2.

19
PRIVATE AND CONFIDENTIAL

 ATRIAL FIBRILLATION MARKET: OPPORTUNITY, DRIVERS AND INHIBITORS

 AF MARKET: FULL UPSIDE REQUIRES IMPROVEMENT IN LONG-TERM OUTCOMES  0  1  2  3  4  5  6  7  8  9  Annual AF Ablations Annual AF Incidence  AF Prevalence  Cases (millions)  0.23  1.9  8.6  4% CAGR  4% CAGR  14% CAGR  6-8x upside in ablations if Class I indication as 1st line therapy – not achievable at current rates of recurrence, re-ablations and associated morbidity  US AF Disease2 and Treatment Statistics3,4  1)  2)  3)  4)  Management market size estimates and characterization, subject to certain assumptions and limitations. Refer to slides 50 and 65-69 in Appendix II - Market Sources &Analysis for further details on the market and subsequent slides on the discussion of outcomes.  C. Tsao, et al. Heart Disease and Stroke Statistics-2022 Update: A Report From the American Heart Association. Circulation 2022;145:e153-e169  Adagio Medical Analysis of Medicare FFS and Commercial Claims  The annual AF ablations, annual AF incidence, AF prevalence and market growth are based on management's analysis and projections using internal and third-party estimates and resources, subject to certain assumptions and limitations. Please see Slides 47-52 which are part of Appendix II - Market Sources & Analysis for further details.  Current AF Ablation Market By Clinical Diagnosis1  ~$1.2B  ~0.8B  Relatively better outcomes  Stronger indications  Mostly “PVI only”* ablations  Relatively worse outcomes  Weaker indications  More “PVI+”* ablations  * “PVI only” ablations refer to the strategy of pulmonary vein (PV) isolation without any ablations of non-PV targets. “PVI+” refers to procedures combining PV isolation with ablations of non-PV targets.   21  PRIVATE AND CONFIDENTIAL

AF ABLATION MODALITIES: EQUIVALENT SAFETY AND EFFICACY OUTCOMES

Freedom From AF/AT After Single Procedure In Paroxysmal AF Patients

CIRCA-DOSE TRIAL (2019)[1]



Blanking period
Event-free survival (%)
100
80
60
40
20
0
3 months
6 months
9 months
12 months
53.9% CF-RF
52.2% CRYO-4
51.7% CRYO-2
CRYO-4 vs CF-RF - HR 1.11, 97.5% CI (0.72; 1.71); P=0.59
CRYO-2 vs CF-RF - HR 1.10, 97.5% CI (0.72; 1.70); P=0.62
CRYO-4 vs CRYO-2 - HR 1.01, 95% CI (0.70; 1.46); P=0.97
CRYO-2
CRYO-4
CF-RF
CF-RF 115 75 68 44
CRYO-4 115 71 62 41
CRYO-2 116 72 63 42

ADVENT TRIAL (2023)[2]



Percentage with Treatment Success
100
90
80
70
60
50
40
30
20
10
0
0 30 60 90 120 150 180 210 240 270 300 330 360
Days since Index Procedure
Pulsed field ablation - 73.1%
Thermal ablation - 71.3%
• 55% RF
• 45% Cryoballoon

1) Andrade JG, et al. Cryoballoon or radiofrequency ablation for atrial fibrillation assessed by continuous monitoring: A randomized clinical trial. Circulation 2019;140:1779–1788
2) Reddy VY, Gerstenfeld W, Natale A, et al. Pulsed Field or Conventional Thermal Ablation for Paroxysmal Atrial Fibrillation. N Engl J Med 2023; 389:1660-1671

22
PRIVATE AND CONFIDENTIAL
Adagio MEDICAL

 PERSISTENTLY WORSE OUTCOMES IN PERSISTENT AF PATIENTS  23  25  50  75  100  Freedom from AF of AT/AF at 12 months (%)  68%  n=102  Cryoballoon2 Hybrid CONVERGE3  MANIFEST5 2023  51%  58%  69%  71%  n=196  n=3,133  n=339  n=7,502  Catheter Ablation RF1  Minimally Invasive Surgical Ablation1  w/o AAD  w/ or w/o AAD  w/o  AAD  w/ or w/o  AAD  65%  PULSED AF4 2023  55%  n=150  n=153  PFA  n=101  61%  Reported Results of Catheter Ablation in Persistent AF Patients Across Multiple Technologies  Berger WR, et al. Persistent atrial fibrillation: A systematic review and meta-analysis of invasive strategies, International Journal of Cardiology 2019;278:137–143  Boveda S, Metzner A, Nguyen D, et al. Single-procedure Outcomes and QOL Improvement 12 Months Post-Cryoballoon Ablation in Persistent AF. JACC EP 2018; 4:1440-1447  DeLurgio DB, et al. Hybrid convergent procedure for the treatment of persistent and long-standing persistent atrial fibrillation. Circ Arrhythm Electrophysiol. 2020;13:e009288  Verma A, Haines DE, Boersma LV, et al. Pulsed Field Ablation for the Treatment of Atrial Fibrillation: PULSED AF Pivotal Trial. Circulation. 2023;147, in press  Turagam MK, Neuzil P, Schmidt B, et al. Safety and Effectiveness of Pulsed Field Ablation to Treat Atrial Fibrillation: One-Year Outcomes from the MANIFEST-PF Registry. Circulation. 2023;148:35–46  Kisler PM, Chieng D, Sugumar H, et al. Effect of Catheter Ablation Using Pulmonary Vein Isolation With vs Without Posterior Left AtrialWall Isolation on Atrial Arrhythmia Recurrence in Patients With Persistent Atria Fibrillation: The CAPLA Randomized Clinical Trial. JAMA. 2023;329(2):127-135  n=170  n=168  CAPLA6 w/o AAD  2023  Modern RF  PVI  PVI+PWI  54%  52%  registry  PRIVATE AND CONFIDENTIAL  Directional comparison only. The data presented below is not based on head-to-head clinical trials, as such data may not be directly comparable due to differences in study protocols, conditions, patient populations and reporting standards, and should not be relied upon to predict of the relative efficacy or other benefits of the associated products and technologies

DURABLE, CONTIGUOUS, TRANSMURAL LESIONS FOR TREATEMENT OF AFIB



iCLAS™ Cryoablation System is CE-Mark approved for the treatment of drug refractory, recurrent, symptomatic, Paroxysmal Atrial Fibrillation (PAF), Persistent Atrial Fibrillation (PsAF), and Atrial Flutter (AFL). In the U.S.A., iCLAS™ system is an investigational device, limited by Federal law to investigational use (IDE # G180263).

iCLAS™ Cryoablation Catheter



Esophageal Warming Balloon



Shaped Stylets



- **Same ULTC platform (as vCLAS)**
- **Same scientific principles of lesion formation (as vCLAS)**
- **Catheter implementation for patient-tailored atrial ablations**

24 PRIVATE AND CONFIDENTIAL

 CRYOCURE-2 CLINICAL TRIAL   25  Cryomapping Cohort (n=65)  Cryomapping Cohort  Phrenic nerve palsy  1  Resolved during procedure  1  Resolved during follow-up  1  Unresolved  0  Total device-related events  1.5%  No esophageal fistula, pericarditis, heart block  1.5%  T. De Potter, et al. Ultralow Temperature Cryoablation For Atrial Fibrillation, Primary Outcome Results On Efficacy and Safety. The Cryocure-2 Study. JACC Clinical Electrophysiology 2022; Aug;8(8):1034-1039  Cryocure-2 (NCT #02839304) data have been used to obtain CE-mark approval for iCLAS™ Cryoablation System  CRYOCURE-2  NCT #02839304  :  82.6%  85.9%  0  All AF, n=65  3  6  9  12  20%  40%  60%  80%  100%  Kaplan-Meier Estimates  Freedom from AF (%)  0%  Months from Index Procedure  Persistent AF, n=44  Safety  Effectiveness  PRIVATE AND CONFIDENTIAL

LEVERAGING VT PENETRATION INTO AF MARKET SHARE


US Ablation Market Structure[1]
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Cumulative Number of Cases, %
Top 150 sites perform ~ 50% of VT procedures
Top 150 sites perform ~ 40% of AF procedures
1
51
101
151
201
251
301
351
401
451
501
551
601
651
701
751
801
851
901
951
1001
sites, in rank order of VT volumes
VT Volumes
AF Volumes

- AF market is slightly less concentrated compared to VT
- Access to 50% of VT volumes creates potential pull-through in ~ 40% of AF volumes

1) Based on management's analysis of Medicare FFS data, subject to certain assumptions and limitations. Please see Slides 48 , 50, 71 and 73 which are part of Appendix II · Market Sources & Analysis for further details.

26 PRIVATE AND CONFIDENTIAL

 WHAT IS PULSED FIELD CRYOABLATION?

 PFCA: MODULATING TISSUE IMPEDANCE TO OPTIMIZE PFA ENERGY DELIVERY  Increased impedance of frozen tissue leads to reduced electric current for the same magnitude of electric field or and increased magnitude of electric field for the same magnitude of electric current as compared to normal temperature tissue  Opportunity to modulate pulsed field strength and penetration depth (as well as associated currents) by pre-treatment with ultra-low temperature cryoablation2  Electric field exclusion from low Z (warm) tissues – enhancing selectivity of  ablation2  1)  2)  Fischer G et al. Impedance and conductivity of bovine myocardium during freezing and thawing at slow rates – implications for cardiac cryoablation. Medical Engineering and Physics 2019; 74: 89-98 Daniels CS, Rubinsky B. Temperature Modulation of Electric Fields in Biological Matter. PLoS ONE 2011; 6:e20877. doi:10.1371/journal.pone.0020877  Impedance of bovine myocardial tissue as a function of temperature1  5  10 15  100  -20 -15 -10 -5 0  Temperature (0C)  101  102  103  Normalized Impedance |Z| (Ohm)  Representative  curve, f=20kHz  E = z x J  Ohm’s Law  V = R x I  Electric Field  Strength  Current density  Impedance  28  PRIVATE AND CONFIDENTIAL

 PFCA: COMBINING THE BENEFITS OF ULTC AND MINIMIZING THE LIMITATIONS OF PFA  PFA Console  Cryoablation  Console  Single catheter with ablation element capable of both ultra-low temperature cryoablation and PFA  Connected to standalone or integrated cryoablation and PFA consoles  Lesion Formation:  Short duration ultra-low temperature cryoablation Immediately followed by PFA  1  2  29  PRIVATE AND CONFIDENTIAL

PFCA: COMBINING THE BENEFITS OF ULTC AND MINIMIZING THE LIMITATIONS OF PFA



PFA
ULTC
(τ = 60 to 120s)
PFCA
(τ = ~30s)
Pulsed
E-field
Target
Tissue
Catheter
-196°C
-30°C
-196°C
-30°C
< 0°C
τ - energy application time per lesion

For illustration purposes only. Adopted from (5).

PFCA vs ULTC: up to 85% shorter ablation cycle for the same lesion depth[1]

PFCA vs PFA[2,3]:

- Potentially deeper lesions
- Consistent tissue contact
- Contiguity "by design"
- No phrenic nerve capture
- No skeletal muscle activation
- No or minimized microbubbles
- No or minimized coronary spasm[4]

Note: Management's estimates which are subject to significant uncertainty and may prove to be incorrect. Please see Disclaimer · Management's Estimates on slide 2.

1) Assuming 3 min ablation cycle (freeze thaw freeze) for ULTC vs 30 seconds freeze for PFCA. Adagio iCLAS Cryoablation Catheter IFU 108 0064 001 and Adagio Cryopulse™ Catheter IFU 108 0138 001
2) Verma A, Feld GK, Cox JL, et al. Combined pulsed field ablation with ultra low temperature cryoablation: A preclinical experience. J Cardiovasc Electrophysiol. 2022;1–10
3) Boston Scientific issued an Urgent Field Safety Notice regarding its PFA products dated September 15, 2022, which, among others, warned about the injuries that might potentially caused by the use of PFA: http://www.bostonscientific.com/content/dam/bostonscientific/quality/documents/Recent%20Product%20Advisories/September%202022%20FARAPULSE%20PFA%20Physician%20Letter%20%20EU%20English.pdf
4) Preliminary data, courtesy Dr. E. Gerstenfeld (UCSF). AF Symposium 2023. https://vimeo.com/798627743/00bc646d3b
5) Essebag V, Boersma L, Petry J, et al. Acute Procedural Characteristics and Safety of Pulsed Field Cryoablation for Persistent AF: Multicenter Results from the First in Human PARALELL Trial. EHRA 2024

30
PRIVATE AND CONFIDENTIAL

PRE-CLINICAL EVIDENCE[1]: SHORTER ABLATIONS, DEEPER LESIONS, ENHANCED SELECTIVITY

PFCA LESION IN ~ 6mm THICK CTI



TR
7761
CTI
500 µm

Lesion depth of 30 seconds, single freeze ULTC

Lesion depth enhancement due to pulsed field

Blood vessel and surrounding muscle bundle preservation, suggestive of PFA exclusion from the unfrozen tissue

POTENTIAL MECHANISM OF AVOIDING CORONARY VASOSPASMS REPORTED IN ENDOCARDIAL[2,3] AND EPICARDIAL[4] PFA

1) Verma A, Feld GK, Cox JL, et al. Combined pulsed field ablation with ultra-low temperature cryoablation: A preclinical experience. J Cardiovasc Electrophysiol. 2022;1–10
2) Reddy VY, Petru J, Funasako M, et al. Coronary Arterial Spasm During Pulsed Field Ablation to Treat Atrial Fibrillation. Circulation. 2022;146:1808–1819
3) Gunaverdene MA, Schaeffer BN, Jularic M, et al. Coronary Spasm During Pulsed Field Ablation of the Mitral Isthmus Line. JACC: Clinical Electrophysiology 2021; 7:1618-1620
4) Higuchi S, Im SI, Stillson C, et al. Effect of Epicardial Pulsed Field Ablation Directly on Coronary Arteries. J Am Coll Cardiol EP 2022;8:1486–1496

31 PRIVATE AND CONFIDENTIAL

 EU PARALELL TRIAL (NCT #05408754):  Pulsed Field Ablation and Pulsed Field Cryoablation for Persistent Atrial Fibrillation  PFA  1)  Expectations are preliminary and subject to change. Please see Disclaimer -- Forward-Looking Statements on slide 2.  32  PFCA  Patients  Projecting 120 PsAF patients (90 PFCA and 30 PFA)  Endpoints  Procedural safety, acute and chronic effectiveness  Sites  7 sites in Canada, the Netherlands, Ireland, Belgium, UK, Czech Republic and Poland and 1 additional site expected in Canada1  Data Readout  Expected in Q4 2025  CE-Mark  Expected in Q1 2026  Next Steps  Estimated study enrollment completion = Q4 2024 followed by 12-months follow-up  CE-mark application/submission expected to start Q2 2025  32  PRIVATE AND CONFIDENTIAL

NEAR-TERM AF VALUATION-DRIVING MILESTONES


2024
2025
2026
iCLAS™ PMA Approval
PARALELL Primary Endpoints
Cryopulse™ CE-Mark
Q3
Q1
Q4
Q1
iCLAS™ IDE Primary Endpoints

Note: Milestones are preliminary and subject to change. Please see Disclaimer – Forward Looking Statements on slide 2.

33 PRIVATE AND CONFIDENTIAL

 34  TRANSACTION SUMMARY  Assumes (i) price per share of $10, (ii) pro forma closing cash balance of $30 million, including $15 million in cash remaining in ARYA’s trust (assuming additional 50% of redemptions in connection with the Business Combination), (iii) $23 million in bridge financing, (iv) ~$8.1 million additional PIPE investment from Perceptive at closing (of which ~$1.1 million are expected to be syndicated by Perceptive to open market purchase investors); (v) $10 million investment from RA Capital, (vi) $1.4 million investment from RTW pursuant to a non-redemption agreement (assuming a $11.30 redemption value per ARYA Shares; effective redemption value per ARYA share not redeemed by RTW and additional post-business combination company shares to be issued to RTW may vary), (vii) ~$2.5 million investment from other investors to be satisfied by open market purchases of ~219K ARYA shares (assuming a $11.34 share purchase price (reflects closing price on Nasdaq on April 15, 2024); effective average purchase price at closing and additional post-business combination company shares to be issued to such investors may vary), (viii) $20 million senior secured convertible debt with initial conversion price of $10 per share, including $7 million funded at signing in the form of bridge financing notes that convert into senior secured convertible notes at closing, (ix) estimated combined fees and transaction expenses of $19 million, including ARYA IV’s deferred IPO underwriting fees (a portion of the transaction fees and expenses may be paid in shares of the post-Business Combination Company), (x) $2.6 million of assumed cash needs through transaction close, (xi) the conversion into shares of $3.5 million of working capital loans extended by the ARYA IV Sponsor to ARYA at a conversion price of $10.00 per share (additional working capital loans extended by the ARYA IV Sponsor to ARYA between signing and closing of the Business Combination may be converted by the ARYA IV Sponsor into shares of the Post-Business Combination company), (xii) $1.1 million in debt at transaction close, and (xiii) the conversion of accrued and unpaid interest on Adagio convertible notes into shares at closing (assumed to be 4 months after signing of the Business Combination).  Includes pro rata allocation of 1,000,000 sponsor promote shares to PIPE participants.  Reflects forfeiture of sponsor shares as set forth on Transaction Overview slide. ARYA IV Sponsor includes sponsor promote shares (net of the 1,000,000 shares allocated to PIPE investors), 499,000 sponsor private placement shares from ARYA IV IPO, 350,000 shares issued upon conversion of $3.5 million of working capital loans extended by the ARYA IV Sponsor to ARYA (additional working capital loans extended by the Sponsor to ARYA between signing and closing of the Business Combination may be converted into shares of the Post-Business Combination company) and does not include 1,147,500 sponsor shares subject to $24 per share price-based vesting.   Includes existing ownership pre-Business Combination.  Excludes equity incentive and other awards, including the HoldCo Incentive Equity Plan and the Employee Stock Purchase Plan.  The terms and conditions of the Post-Business Combination Company Management Equity Plan, Key Employee Plan and Employee Share Purchase Plan (ESPP) will be determined between signing and closing.  ARYA shares subject to redemption in connection with the Business Combination.  The Post-Business Combination Company shares are expected to be issued by a newly incorporated Delaware corporation.   Perceptive may syndicate its commitment in the PIPE financing and the convertible note financing to new investors before closing. The closing of $7.5 million under the senior secured convertible convertible debt financing is conditioned on the post-business combination company having a certain amount of available unrestricted cash on the closing date.  Includes shares that are issuable upon exercise of pre-funded warrants with a nominal exercise price of $0.01.  Use of Proceeds  Ventricular Tachycardia market development in Europe  Clinical trials supporting regulatory approvals in the US and Europe  Next generation catheter and console development  Back-office infrastructure investments (human capital and processes) in HR, IT, and Finance  Cost of being a public company (D&O insurance, auditors, consultants and legal)  Repayment of Silicon Valley Bank debt  Transaction expenses  Transaction Summary  Business combination between Adagio Medical, Inc. and ARYA Sciences Acquisition Corp IV8  Pre-money equity valuation of $24 million  Expected post transaction fully diluted equity value of $126 million and fully diluted enterprise value of $116 million1  PIPE investors will receive 1.2 shares and 120% warrant coverage for every share of $10 they contribute to the transaction (including contributions through non-redemption of ARYA shares); PIPE warrants will have an exercise price of $10 and a five year maturity  Transaction expected to close Q2 2024   Cash at Closing  Expected to raise approximately $80 million in gross cash and approximately $30 million in total pro forma cash, after expenses, at closing1  Perceptive has made available to Adagio $23 million in bridge financing that will be converted, together with any accrued and unpaid interest thereon, into common shares at closing and will fund cash needs prior to transaction close; Perceptive will also invest an additional ~$8.1 million(9) in the PIPE at closing  $20 million of senior secured convertible debt (3 years and nine months maturity after closing; 13% interest rate, payable in cash or compounding as additional principal outstanding) to be issued to Perceptive and certain other investors with a conversion price of $10 per share(9), including $7 million funded at signing in the form of bridge financing notes from Perceptive which will convert into senior secured convertible notes at closing. Convert warrants (75% coverage) issued in connection with convert financing will have $24 exercise price and maturity of 7 years.  Combined company is expected to have sufficient capital through its key milestones in 2025 based on current plans and estimates  Pro Forma Ownership1  5  2,4,10  2,4  6  3  7  2  2  PRIVATE AND CONFIDENTIAL

 THE COOLEST CATHETER ABLATION TECHNOLOGY  THANK YOU  © COPYRIGHT 2023 ADAGIO MEDICAL, INC. COMPANY CONFIDENTIAL  35

 APPENDIX I  36

 37  TRANSACTION OVERVIEW  Transaction  Summary  Adagio Medical, Inc. and ARYA Sciences Acquisition Corp IV (“ARYA”, Nasdaq: ARYD) propose to enter into a definitive business combination agreement  ARYA is a special purpose acquisition company sponsored by Perceptive Advisors LLC  The Post-Business Combination Company shares are expected to be issued by a newly incorporated Delaware corporation and to trade under the ticker “ADGM”   Pre-money equity valuation of $24 million. Expected post transaction fully diluted equity value of $126 million and fully diluted enterprise value of $116 million1  Transaction expected to close Q2 2024  Bridge, PIPE Financing, and Convertible Debt  Deal structured to raise approximately $80 million in gross cash and approximately $30 million in total pro forma cash, after expenses, at closing1 from ARYA’s trust, PIPE financing, Perceptive bridge financing, and convertible debt  PIPE investors will receive 1.2 shares and 120% warrant coverage for every share of $10 they contribute to the transaction (including contributions through non-redemption of ARYA shares); PIPE warrants will have an exercise price of $10 and a five year maturity   Perceptive has made available to Adagio $23 million in bridge financing that will be converted, together with any accrued and unpaid interest thereon, into common shares at closing and will fund cash needs prior to transaction close; Perceptive will also invest an additional ~$8.1 million(2) in the PIPE at closing  Bridge financing to be used to support expected $2.6 million cash needs prior to transaction close  $20 million of senior secured convertible debt (3 years and nine months maturity after closing; 13% interest rate, payable in cash or compounding as additional principal outstanding) to be issued to Perceptive and other investors with a conversion price of $10 per share, including $7 million funded at signing in the form of bridge financing notes from Perceptive which will convert into senior secured convertible notes at closing; convert warrants (75% coverage) issued in connection with convert financing will have $24 exercise price and maturity of 7 years(2)  Sponsor Shares and Private  Placement Shares  1,500,000 of the founder shares and 499,000 private placement shares held by ARYA Sponsor will be retained by ARYA Sponsor and not be subject to adjustment in connection with the transaction  Up to 1,000,000 of the founder shares held by ARYA Sponsor will be forfeited in connection with the transaction; participants in the PIPE financing will separately receive a pro rata amount of such forfeited shares as additional consideration for the PIPE financing and bridge financing  Perceptive will receive a proportionate amount of the 1,000,000 ARYA founder shares to be forfeited by ARYA Sponsor based on the portion of the aggregate financing funded by Perceptive in the bridge financing and the PIPE financing   1,147,500 of the founder shares held by ARYA Sponsor will become subject to share trigger price vesting and vest if the post-closing share price exceeds $24.00 per share  Cash at Closing  Adagio Medical, Inc. expected to have a minimum total pro forma cash of approximately $30 million1, after expenses, at closing  The combined company is expected to have sufficient capital through 2025 based on current plans and estimates  Assumes (i) price per share of $10, (ii) pro forma closing cash balance of $30 million, including $15 million in cash remaining in ARYA’s trust (assuming additional 50% of redemptions in connection with the Business Combination), (iii) $23 million in bridge financing, (iv) ~$8.1 million additional PIPE investment from Perceptive at closing (of which ~$1.1 million are expected to be syndicated by Perceptive to open market purchase investors); (v) $10 million investment from RA Capital, (vi) $1.4 million investment from RTW pursuant to a non-redemption agreement (assuming a $11.30 redemption value per ARYA Shares; effective redemption value per ARYA share not redeemed by RTW and additional post-business combination company shares to be issued to RTW may vary), (vii) ~$2.5 million investment from other investors to be satisfied by open market purchases of ~219K ARYA shares (assuming a $11.34 share purchase price (reflects closing price on Nasdaq on April 15, 2024); effective average purchase price at closing and additional post-business combination company shares to be issued to such investors may vary), (viii) $20 million senior secured convertible debt with initial conversion price of $10 per share, including $7 million funded at signing in the form of bridge financing notes that convert into senior secured convertible notes at closing, (ix) estimated combined fees and transaction expenses of $19 million, including ARYA IV’s deferred IPO underwriting fees (a portion of the transaction fees and expenses may be paid in shares of the post-Business Combination Company), (x) $2.6 million of assumed cash needs through transaction close, (xi) the conversion into shares of $3.5 million of working capital loans extended by the ARYA IV Sponsor to ARYA at a conversion price of $10.00 per share (additional working capital loans extended by the ARYA IV Sponsor to ARYA between signing and closing of the Business Combination may be converted by the ARYA IV Sponsor into shares of the Post-Business Combination company), (xii) $1.1 million in debt at transaction close, and (xiii) the conversion of accrued and unpaid interest on Adagio convertible notes into shares at closing (assumed to be 4 months after signing of the Business Combination).  Perceptive may syndicate its commitment in the PIPE financing and the convertible note financing to new investors before closing. The closing of $7.5 million of senior secured convertible convertible debt financing is conditioned on the post-business combination company having a certain amount of available unrestricted cash on the closing date.  PRIVATE AND CONFIDENTIAL

ILLUSTRATIVE PRO FORMA OWNERSHIP[1]

All numbers adjusted for treasury stock method

Pro Forma Ownership AVP

(in thousands)	At $10.00 [2]			At $16.00 [2]			At $24.00 [2]		
Summary	Shares	%	Value	Shares	%	Value	Shares	%	Value
Perceptive	5,094	40.4%	$50,945	7,587	43.5%	$113,809	8,519	41.1%	$204,466
ARYA IV Sponsor	2,349	18.6%	23,490	2,349	13.5%	35,236	3,497	16.9%	83,916
RA	1,989	15.8%	19,892	2,389	13.7%	35,838	2,689	13.0%	64,540
RTW	206	1.6%	2,057	264	1.5%	3,953	307	1.5%	7,365
PIPE Other	353	2.8%	3,532	453	2.6%	6,788	527	2.5%	12,649
Convertible Debt Investors	-	-	-	750	4.3%	11,250	750	3.6%	18,000
Public [3]	1,303	10.3%	13,030	1,303	7.5%	19,546	1,303	6.3%	31,273
Adagio Other [4]	1,301	10.3%	13,015	1,301	7.5%	19,522	1,301	6.3%	31,236
Management Equity Incentive Plan	6	0.0%	56	1,063	6.1%	15,942	1,856	8.9%	44,537
Total	**12,602**	**100.0%**	**$126,018**	**17,459**	**100.0%**	**$261,884**	**20,749**	**100.0%**	**$497,982**
Detailed									
Sponsor Promote (Retained)	1,500	11.9%	$15,000	1,500	8.6%	$22,500	1,500	7.2%	$36,000
Sponsor Promote (Earnout)	-	-	-	-	-	-	1,148	5.5%	27,540
Sponsor Private Placement Shares	499	4.0%	4,990	499	2.9%	7,485	499	2.4%	11,976
Sponsor Working Capital Shares [5]	350	2.8%	3,500	350	2.0%	5,250	350	1.7%	8,400
Perceptive Existing Ownership, PIPE shares, Bridge Financing and Convert Shares [6]	4,404	34.9%	44,040	5,654	32.4%	84,810	5,654	27.2%	135,696
Perceptive New Shares through PIPE Warrant and Convert Warrant Exercise [6]	-	-	-	1,243	7.1%	18,642	2,175	10.5%	52,199
Perceptive Sponsor Promote (Allocated)	690	5.5%	6,905	690	4.0%	10,357	690	3.3%	16,571
PIPE RA Shares [7]	1,767	14.0%	17,669	1,767	10.1%	26,504	1,767	8.5%	42,407
PIPE RA New Shares through PIPE Warrant Exercise	-	-	-	400	2.3%	6,000	700	3.4%	16,800
PIPE RA Sponsor Promote Allocation	222	1.8%	2,222	222	1.3%	3,333	222	1.1%	5,333
PIPE RTW Shares	174	1.4%	1,735	174	1.0%	2,603	174	0.8%	4,165
PIPE RTW New Shares through PIPE Warrant Exercise	-	-	-	58	0.3%	868	101	0.5%	2,429
PIPE RTW Sponsor Promote Allocation	32	0.3%	321	32	0.2%	482	32	0.2%	771
PIPE Other Investor (excl. Perceptive, RA, RTW) Shares	298	2.4%	2,980	298	1.7%	4,470	298	1.4%	7,152
PIPE Other Investor (excl. Perceptive, RA, RTW) New Shares through PIPE Warrant Exercise	-	-	-	99	0.6%	1,490	174	0.8%	4,172
PIPE Other Investor (excl. Perceptive, RA, RTW) Sponsor Promote Allocation	55	0.4%	552	55	0.3%	828	55	0.3%	1,324
Convertible Debt Investors (excluding Perceptive) [8]	-	-	-	750	4.3%	11,250	750	3.6%	18,000
Convertible Debt Investor Shares through Convert Warrant Exercise (excluding Perceptive) [6]	-	-	-	-	-	-	-	-	-
Current Adagio Equityholders (excl. Perceptive, RA)	1,301	10.3%	13,015	1,301	7.5%	19,522	1,301	6.3%	31,236
Public Shareholders [3]	1,303	10.3%	13,030	1,303	7.5%	19,546	1,303	6.3%	31,273
Management Equity Plan and Key Employee Plan, collectively representing up to 35% of Pro Forma Fully Diluted, Treasury Stock Method Adjusted, Capitalization	6	0.0%	56	1,063	6.1%	15,942	1,856	8.9%	44,537
Totals	**12,602**	**100.0%**	**$126,018**	**17,459**	**100.0%**	**$261,884**	**20,749**	**100.0%**	**$497,982**

(1) Subject to all assumptions and footnotes set forth on "Transaction Summary" and "Transaction Overview" slides.
(2) Illustrative per share price of Post-Business Combination company (to be a newly-incorporated Delaware corporation).
(3) ARYA shares subject to redemption in connection with the Business Combination.
(4) Includes Adagio warrants and options vested, in-the-money options of Adagio on a fully-diluted basis.
(5) Assumes conversion into shares of $3.5 million of working capital loans extended by the ARYA IV Sponsor to ARYA at a conversion price of $10.00 per share. Additional working capital loans extended by the ARYA IV Sponsor to ARYA between signing and closing of the Business Combination may be converted by the ARYA IV Sponsor into shares of the Post-Business Combination company.
(6) Perceptive may syndicate its commitment in the PIPE financing and convertible note financing to new investors before closing.
(7) Includes shares that are issuable upon exercise of pre-funded warrants with a nominal exercise price of $0.01.
(8) Assumes if-converted method.

38
PRIVATE AND CONFIDENTIAL
Adagio MEDICAL

 HIGHLY ACCOMPLISHED EXECUTIVE TEAM  10+ years of experience in medical devices  20+ years of corporate finance experience  and Product Management  20+ years of medical device experience  Olav Bergheim  Hakon Bergheim  John Dahldorf  Nabil Jubran  Tim Glynn  Ilya Grigorov  Doug Kurschinski  CEO & President  Chief Operating  Chief Financial  Chief Compliance  VP of Global  Vice President,  Vice President of  30+ years of  Officer  Officer  Officer  Sales  Global Marketing  Clinical Affairs  20+ years of medical device experience  25+ years of medical experience  30+ years of medical device experience  experience in life sciences  Founder of  3F Therapeutics  Prelude Corporation  1  Note: Olav Bergheim serves as the CEO of the Company pursuant to the terms of a Facilities and Shared Services Agreement between the Company and Fjord Ventures, LLC. Based on such agreement, Mr. Bergheim is compensated for serving in such position by Fjord Ventures, LLC. Two funds managed by Mr. Bergheim, one of which is affiliated with Fjord Ventures, LLC, have invested an aggregate of approximately $10M among the approximately $100M investment in aggregate that the Company has received so far.  1) Volcano Corporation was acquired by Royal Philips in 2015.  1  39  1

 SELECTED RISK FACTORS  40  PRIVATE AND CONFIDENTIAL  No representation or warranty (whether express or implied) has been made by ARYA, the Company, ListCo or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed PIPE financing or Business Combination or the manner in which the proposed PIPE financing or Business Combination is conducted, and the recipient hereby disclaims any such representation or warranty. The recipient of this Presentation acknowledges that ARYA, the Company, ListCo and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the PIPE financing and the Business Combination. None of ARYA, the Company, ListCo or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient of this Presentation with respect to the manner in which the proposed PIPE financing or Business Combination is conducted.  Unless the context otherwise requires, all reference in this subsection to the “Company,” “Adagio,” “we,” “us” or “our” refer to Adagio Medical, Inc. and its subsidiaries, prior to, or following, the consummation of the Business Combination, as the context requires. The risks presented below are some of the general risks to the business and operations of Adagio, ARYA Sciences Acquisition Corp IV (“ARYA”) and Aja Holdco, Inc., of which Adagio will become a subsidiary following the consummation of the Business Combination (the “Post-Combination Company”), and such risks are not exhaustive. The list below is qualified in its entirety by disclosures that will be contained in the future filings by ARYA and the Post-Combination Company, or of each of their respective affiliates or by third parties with the U.S. Securities and Exchange Commission (the “SEC”), including any documents filed in connection with the proposed transaction. The risks presented in such filings may differ significantly from and may be more extensive than those presented below. The list below is not exhaustive, and you are encouraged to perform your own investigation with respect to the business, financial condition and prospects of Adagio or the Post-Combination Company. You should carefully consider the following risk factors in addition to the information included in this presentation. Adagio or the Post-Combination Company may face additional risks and uncertainties that are not presently known to it or that it currently deems immaterial, which may also impair Adagio’s or the Post-Combination Company’s business or its financial condition. These risks speak only as of the date of this presentation, and neither the Company, ARYA nor the Post-Combination Company undertake any obligation to update the disclosure contained herein. In making any investment decision, you should rely solely upon independent investigation made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the summary of risks or any other statement, representation or warranty made by any person or entity other than the statements, representations and warranties of the Company, ARYA or the Post-Combination Company explicitly contained in any definitive agreement you enter into. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company or the Post-Combination Company and you have sought such accounting, legal and tax advice from your own advisors as you have considered necessary to make an informed decision.

 SELECTED RISK FACTORS (CONT.)  41  PRIVATE AND CONFIDENTIAL                        The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination may not be completed;  Some of ARYA’s, the Company’s or the Post-Combination Company’s officers and directors may have conflicts of interest that may influence them to approve the Business Combination without regard to your interests;  ARYA’s directors and officers may have interests in the Business Combination different from the interests of ARYA, the Company, the Post-Combination Company or their respective shareholders;  If ARYA is unable to close certain financing transactions and sufficient shareholders exercise their redemption rights in connection with the Business Combination such that there is less than $60 million of cash proceeds available from ARYA’s  trust account and the financing transactions, then ARYA may lack sufficient funds to consummate the Business Combination;  A portion of the total outstanding shares of the Post-Business Combination Company is expected to be restricted from immediate resale but may be sold into the market in the near future;  Sales of a substantial number of shares of the Post-Business Combination Company’s common stock in the public market by existing stockholders could cause the Post-Business Combination Company’s share price to decline, even if our business  is doing well;  ARYA’s shareholders will experience dilution due to (i) the issuance to existing Company security holders and investors in the financing transactions in connection with the Business Combination of securities, and (ii) additional sources of dilution upon exercise or conversion of securities that will be issued in connection with or following the Business Combination (for instance, any earn-out shares, the PIPE Warrants, the Convert Warrants, the New Adagio Convertible Notes, securities issued in connection with the post-Business Combination Company equity plan or employee share purchase plan), in each case potentially entitling recipients of such securities to a significant voting stake in the Post-Business Combination Company;  If ARYA does not consummated an initial business combination within the required time period, as may be extended at the option of ARYA Sciences Holdings IV (the “Sponsor”)), its public shareholders may receive only their pro rata portion of the funds in the ARYA’s trust account that are available for distribution its public shareholders;  There are no assurances that ARYA will be able to complete the Business Combination prior to its expiration date or that the Sponsor will continue to exercise its monthly options to extend the time period ARYA has in order to consummate an initial business combination;  The Company or Post-Business Combination Company stockholders cannot be certain of the value of the merger consideration they will receive until the closing of the Business Combination;  Because there are no current plans to pay cash dividends on the common stock of the Post-Business Combination Company for the foreseeable future, you may not receive any return on investment unless you sell your ARYA ordinary shares or the Post-Business Combination Company common stock at a price greater than what you paid for it;  ARYA, the Company and the Post-Business Combination Company expect to incur substantial transaction fees and costs in connection with the Business Combination and the integration of their businesses; The costs related to the Business Combination could be significantly higher than currently anticipated;  ARYA’s, the Company’s or the Post-Business Combination Company’s business and operations could be negatively affected, or the Business Combination may be delayed or prevented from being completed, if they become subject to any securities litigation or shareholder activism;  In connection with the Business Combination, the Sponsor and ARYA’s directors, executive officers, advisors and their affiliates may elect to purchase Class A ordinary shares of ARYA from public shareholders, which may reduce the public “float” of ARYA’s Class A ordinary shares;

 SELECTED RISK FACTORS (CONT.)  42  PRIVATE AND CONFIDENTIAL                                    The proceeds held in ARYA’s trust account could be reduced and the per-share redemption amount received by ARYA shareholders may be less than $10.00 per share;  The Nasdaq Stock Market LLC may delist ARYA’s Class A ordinary shares from its exchange prior to the closing of the Business Combination or Nasdaq may not list the Post-Business Combination Company’s securities on its exchange, which could limit investors’ ability to make transactions in the Post-Business Combination Company’s securities and subject the Post-Business Combination Company to additional trading restrictions  Following the closing of the Business Combination, an active trading market for the Post-Business Combination Company’s common stock may not be available on a consistent basis to provide stockholders with adequate liquidity. The share price may be extremely volatile and shareholders could lose a significant part of their investment;  If, following the Business Combination, securities or industry analysts do not publish or cease publishing reports about the Post-Business Combination Company, its business, or its market, or if they change their recommendations regarding the Post-Business Combination Company’s securities adversely, the price and trading volume of the securities of the Post-Business Combination Company could decline;  The benefits of the Business Combination may not be realized to the extent currently anticipated by ARYA, the Company and the Post-Business Combination Company, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the Post-Business Combination Company to grow and manage growth profitably, maintain relationships with customers, landlords and suppliers and retain its management and key employees. If the Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of ARYA’s or the Post-Business Combination Company’s securities may decline;  The potential business combination will result in changes to the composition of the board of directors of the Company and the composition of the board of directors of the Post-Business Combination Company which may affect the strategy of the Post-Business Combination Company;  The ability of ARYA, the Company and the Post-Business Combination Company to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of certain key personnel, including the  Company’s key personnel. The loss of key personnel could negatively impact the operations and profitability of the Post-Business Combination Company and its financial condition could suffer as a result;  The Post-Business Combination Company does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act;  The requirements of being a public company may strain the Post-Business Combination Company’s resources, incur increased costs and distract its management, which could make it difficult to manage its business, particularly after the Post- Business Combination Company is no longer an emerging growth company;  Subsequent to the completion of the Business Combination, the post-Business Combination company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment;  As a private company, the Company has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. As such, material weaknesses may be identified in the Company’s or the Post-Business Combination Company’s internal control over financial reporting that could lead to errors in the Post-Business Combination Company’s financial reporting, which could adversely affect the Post-Business Combination Company’s business and the market price of its securities;  If the Post-Business Combination Company fails to maintain an effective system of disclosure controls and internal controls over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired;  If the Post-Business Combination Company’s estimates or judgments relating to its critical accounting standards prove to be incorrect, or such standards change over time, its results of operations could be adversely affected;  Because the Post-Business Combination Company will become a publicly traded company by virtue of mergers in connection with the Business Combination as opposed to an underwritten initial public offering, there are no underwriters involved in the process, which could result in less diligence being conducted on the Company or the Post-Business Combination Company than in an underwritten initial public offering;  The ability of ARYA’s public shareholders to exercise redemption rights with respect to a large number of ARYA’s public shares may not allow the Post-Business Combination Company to complete the most desirable business combination, fully  fund the Company’s business plan, or changes thereto, or optimize the capital structure of the Post-Business Combination Company;  Past performance by ARYA’s management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, or their respective business combination  targets, may not be indicative of future performance of an investment in ARYA or the Post-Business Combination Company;  The Post-Business Combination Company’s governing documents may include provisions that may discourage takeover attempts; The Company’s operating and financial results, which were presented to the ARYA board of directors, may not prove accurate;  Activities taken by existing ARYA shareholders to increase the likelihood of approval of the Business Combination proposal and the other proposals to be described in the proxy statement/prospectus that will be filed in connection with the  Business Combination could have a depressive effect on ARYA’s share price;

 SELECTED RISK FACTORS (CONT.)  43  PRIVATE AND CONFIDENTIAL    Upon executing a definitive agreement with respect to the Business Combination by and among the Company, ARYA and the Post-Business Combination Company, ARYA may be prohibited from entering into certain transactions that might otherwise be beneficial to it or its shareholders;  The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry wide changes, and other causes; Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination;  Adagio has, and the Post-Business Combination Company will have, broad discretion in the use of cash on hand and may not use it effectively. There is no guarantee that Adagio or the Post-Business Combination Company will have sufficient capital to fund the Post-Business  Combination Company business plan through 2025 and Adagio’s or the Post-Business Combination Company’s anticipated cash runway through 2025 may be shorter than expected;  The Post-Business Combination Company may not be able to remain compliant with the covenants of, and other obligations under, the senior secured convertible notes that will be issued in connection with the closing of the Business Combination.          Risks Related to Adagio’s Business                                Adagio is a medical device company that has incurred net losses in every period to date and expects to continue to incur significant losses as it develops its business.  Adagio’s growth prospects partially depend on its ability to accelerate the commercialization of its products and to capitalize on market opportunities.  Adagio is dependent on the success of its pipeline portfolio, which remains in the development stage and subject to on-going scientific and technical validation.  Even if Adagio is able to launch its pipeline portfolio successfully, it may experience material delays in its commercialization program relative to its current expectations.  The commercialization of Adagio’s products will require Adagio to establish relationships and successfully collaborate with leading life science companies and research institutions.  The life sciences technology market is highly competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than Adagio. If Adagio fails to compete effectively, its business and results of operation will suffer. If Adagio is unable to establish manufacturing capacity by itself or with third-party partners in a timely and cost-effective manner, commercialization of its products would be delayed, which would result in lost revenue and harm its business.  If Adagio is unable to establish an effective network for commercialization, including effective distribution channels and sales and marketing functions, it may adversely affect its business, results of operations, financial condition and prospects.  Adagio’s operating results may fluctuate significantly in the future, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance Adagio may provide. There is no assurance that Adagio will be able to execute on its business model, including achieving market acceptance of its products.  Adoption of Adagio’s products depends upon appropriate physician training, practice and patient selection.  Even if Adagio’s products are commercialized and achieve broad scientific and market acceptance, if Adagio fails to improve them or introduce compelling new products, its revenue and its prospects could be harmed. Adagio may need to raise additional capital to fund its development and commercialization plans.  The size of the markets for Adagio’s products may be smaller than estimated, limiting Adagio’s ability to successfully sell its products.  Adagio is dependent on limited third-party suppliers and manufacturers for some of the components and materials used in its products, and the loss of any of these suppliers and manufacturers, or any difficulties encountered by these suppliers and manufacturers in the  production of Adagio’s products, could harm its business.  If Adagio experiences a significant disruption in its information technology systems or security incidents, its business could be adversely affected, including its ability to operate, the loss of confidential and proprietary information, increased remediation costs, and reputational damage.  Adagio may be unable to manage its anticipated growth effectively.  Adagio may acquire other companies or technologies, or form strategic partnership with other companies, which could divert its management’s attention, increase its capital requirements, and otherwise disrupt its operations, subject it to other risks and harm its operating results.  If Adagio is unable to recruit and retain key executives and scientists, it may be unable to achieve its goals.  Adagio’s products could have unknown defects or errors, which may give rise to claims against it and adversely affect market adoption of its products. Consolidation in the medical device industry could have an adverse effect on Adagio’s revenue and results of operations.  Since Adagio commercializes its products outside of the United States, its international business could expose it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States. Unfavorable U.S. or global economic conditions as a result of the COVID-19 pandemic, political instability, natural disasters, or otherwise, could adversely affect Adagio’s ability to raise capital and its business, results of operations and financial condition. If Adagio fails to maintain an effective system of internal control over financial reporting, the Post-Combination Company may not be able to accurately report its financial results in a timely manner or prevent fraud, which would harm its business.                  

 SELECTED RISK FACTORS (CONT.)  44  PRIVATE AND CONFIDENTIAL      If the Post-Combination Company estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, its results of operation could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of its common stock.  If Adagio’s facilities become unavailable or inoperable, Adagio’s research and development program and commercialization launch plan could be adversely affected, which could materially and adversely impact Adagio’s business and operations.  Adagio uses hazardous chemicals and biological materials in its business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.  Risks Related to Adagio’s Intellectual Property                          If Adagio is unable to obtain and maintain sufficient intellectual property protection for its products and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, competitors could develop and  commercialize products similar or identical to Adagio’s products, and Adagio’s ability to successfully commercialize its products may be impaired.  The U.S. law relating to the patentability of certain inventions in the life sciences technology industry is uncertain and rapidly changing, which may adversely impact Adagio’s existing patents or its ability to obtain patents in the future.  Adagio may not be able to protect its intellectual property rights throughout the world.  Adagio may become involved in lawsuits to defend against third-party claims of infringement, misappropriation or other violations of intellectual property or to protect or enforce Adagio’s intellectual property, any of which could be expensive,  time consuming and unsuccessful, and may prevent or delay its development and commercialization efforts.  Issued patents covering Adagio’s products could be found invalid or unenforceable if challenged.  If Adagio is unable to protect the confidentiality of its trade secrets, the value of its technology could be materially adversely affected and its business could be harmed. Adagio may not be able to protect and enforce its trademarks and trade names, or build name recognition in its markets of interest thereby harming its competitive position. Patent terms may be inadequate to protect Adagio’s competitive position of their products for an adequate amount of time.  Obtaining and maintaining Adagio’s patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and Adagio’s patent  protection could be reduced or eliminated for non-compliance with these requirements.  Adagio may be subject to claims that its employees, consultants, independent contractors or any third parties that have access to Adagio’s confidential information or trade secrets have wrongfully used or disclosed confidential information of  third parties or that its employees have wrongfully used or disclosed trade secrets of their former employers.  If Adagio cannot license rights to use technologies on reasonable terms, it may not be able to commercialize new products in the future.  Adagio’s use of open source software and failure to comply with the terms of the underlying open source software licenses could impose limitations on its ability to commercialize its products and provide third parties access to its proprietary software.  Intellectual property rights do not necessarily address all potential threats.  Risks Related to Regulatory and Legal Compliance Matters    Adagio expects to incur substantial expenses in its pursuit of regulatory clearances and approvals for its products in the United States and can provide no assurances that it will obtain the necessary approvals from the FDA to market its products in the United States.  Adverse findings in post-marketing vigilance or regulatory audits could subject Adagio to suspension or withdrawal of its certificates of conformity, mandatory product recalls and significant legal liability, which could materially and adversely affect its business,  financial condition and results of operations.  Adagio may be subject to enforcement action if Adagio engages in marketing of its products pursuant to improper regulatory classifications in the EU, including suspension or withdrawal of its certificates of conformity, mandatory product recalls and significant legal liability, fines, penalties, and injunctions, which could materially and adversely affect its business, financial condition and results of operations.    

 SELECTED RISK FACTORS (CONT.)  45  PRIVATE AND CONFIDENTIAL                    Adagio is subject to regulation by the FDA or other regulatory authorities in the future and would be required to obtain prior approval or clearance by the FDA or other regulatory authorities, which could take significant time and expense and could fail to result in FDA clearance or approval for the intended uses Adagio believes are commercially attractive.  Adagio’s products are subject to government regulation as medical devices by the FDA and other regulatory agencies and the regulatory clearance or approval and the maintenance of continued and post-market regulatory compliance for such products will be expensive, time-consuming, and uncertain both in timing and in outcome.  Adagio is currently subject to, and may in the future become subject to additional, U.S. federal and state laws and regulations imposing obligations on how Adagio collects, stores and processes personal information. Adagio’s actual or perceived failure to comply with such obligations could harm its business. Ensuring compliance with such laws could also impair Adagio’s efforts to maintain and expand its future customer base, and thereby decrease its revenue.  If Adagio expands its development and commercialization activities outside of the United States, it will be subject to an increased risk of inadvertently conducting activities in a manner that violates the U.S. Foreign Corrupt Practices Act and similar laws. If that occurs, Adagio may be subject to civil or criminal penalties which could have a material adverse effect on its business, financial condition, results of operations and growth prospects.  Adagio’s employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.  Adagio is or will be subject to anti-corruption and anti-bribery and anti-money laundering and similar laws, and non-compliance with such laws can subject it to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its reputation, business and results of operations.  Risks Related to Litigation and Regulation  Adagio is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations, and any failure to comply with these laws and regulations, including as they evolve, could result  in litigation and substantially harm Adagio’s business and results of operations.  Adagio is subject to risks relating to disputes and other legal proceedings, product liability lawsuits, that may be time consuming and costly.  Adagio’s lack of a trade compliance program leaves certain regulatory trade risk inherent in international business unmitigated. If Adagio fails to comply with applicable international trade and sanctions regulations, Adagio may become subject to regulatory investigations, penalties, and fines. A trade compliance program including a screening process for customers, independent contractors, and other third parties would help avoid violations, and if a violation occurred, having a trade compliance program is often a mitigating factor in determining penalties.  Risks Related to Financing Transactions        ARYA and Adagio will incur significant transaction and transition costs in connection with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to the Post-Business Combination Company for other corporate purposes.  Adagio or the Post-Business Combination Company is subject to financing risks. There are no guarantees that Adagio or the Post-Business Combination Company can meet its financing needs for its operations and future investments at a reasonable cost or at all.  Adagio or the Post-Business Combination Company is subject to risks relating to increased interest rates and any adverse developments in the credit markets.  There are risks associated with the senior secured convertible notes that will be issued by the Post-Business Combination Company in connection with closing and the Post-Business Combination Company may be unable to remain in compliance with covenants or other obligations and restrictions under such convertible notes, which could materially impact the Post-Business Combination Company’s business, prospectus and plans or result in the Post-Business Combination Company’s bankruptcy or insolvency.  Risks Related to Tax  Unanticipated tax laws or any changes in tax rates or in the application of the existing tax laws to Adagio may adversely impact its results of operations.

 APPENDIX II – MARKET SOURCES & ANALYSES

 ATRIAL FIBRILLATION

 CAGR  2020  2021  2022  2023  2024  2025  2026  2027  2028  2029  2030  Prevalence, millions  4.3%  7.9  8.3  8.6  9.0  9.4  9.8  10.2  10.7  11.1  11.6  12.1  Incidence, millions  3.9%  1.8  1.8   1.9  2.0  2.1  2.1  2.2  2.3  2.4  2.5  2.6  ANALYSIS OF EPIDEMIOLOGY (US)  AF Epidemiology in the USA1  25% (10-40%) of incident AF may be asymptomatic2  Current guidelines recommend catheter ablation of the AF as a 2nd-line therapy in patient with symptomatic disease3,4  2010  2030  CAGR, %  Prevalence, millions  5.2  12.1  4.3%  Incidence, millions  1.2  2.6  3.9%  CAGR  2010  2011  2012  2013  2014  2015  2016  2017  2018  2019  2020  Prevalence, millions  4.3%  5.2  5.4  5.7  5.9  6.2  6.4  6.7  7.0  7.3  7.6  7.9  Incidence, millions  3.9%  1.2  1.2  1.3  1.3  1.4  1.5  1.5  1.6  1.6  1.7  1.8  Annual Projections of AF Prevalence and Incidence 2010-2030 Linear Interpolation Based on the End-Period Estimates  Stated  Calculated, 20-year CAGR  1)  2)  C. Tsao, et al. Heart Disease and Stroke Statistics-2022 Update: A Report From the American Heart Association. Circulation 2022;145:e153-e169 D0breanu D, et al. Current practice for diagnosis and management of silent atrial fibrillation: results of the European Heart Rhythm Association survey. Europace 201; 15:1223-1225  Hindricks G, et al. 2020 ESC Guidelines for the diagnosis and management of atrial fibrillation developed in collaboration with the European Association for Cardio-Thoracic Surgery (EACTS). European Heart Journal 2020;42, 373-498  January CT, et al. 2014 AHA/ACC/HRS Guideline fo the Management of Patients with Atrial Fibrillation: Executive Summary. Circulation 2014;130:2071-2104  3)  4)  Catheter Ablation Recommnendations3  1  1 4.3% and 3.9% CAGRs calculated for AF prevalence and incidence, respectively, from 2010-2030  2 Appropriate CAGR applied on annual basis to interpolate yearly prevalence and incidence values  3 2022 prevalence of 8.6 million and incidence of 1.9 million calculated via method above and used in later slides  2  48  3

ANALYSIS OF CURRENT VOLUME OF AF ABLATIONS IN THE USA

Data Sources:

- **Analysis of Medicare FFS Standard Analytical Files using CPT 93656[1]**
  - *Limitations:*
    - Outpatient sample only
    - Medicare FFS only
    - Changes to coding during period of interest
  - *Required adjustments:*
    - Inpatient-outpatient mix, using sample of Medicare FFS physicians' claims (85-89% outpatient)
    - Adjustments for Medicare Advantage Mix (37-48%)[2] and Medicare patients % (32%, see Lexis Nexis)
- **Lexis Nexis Risk MarketView™ analysis of all-payor claims through medical claims exchanges, CPT 93656[1]**
  - *Limitations:*
    - Outpatient sample mostly, undercounting of inpatient claims
    - Limitations on claims capture
    - Changes to coding during period of interest
  - *Required adjustments*
    - Independent outpatient-inpatient mix (see Medicare FFS)
    - Estimated coverage of 75%[3]
  - *Upside: payor distribution analysis*

1

Total Estimate ≈ 229-234K, @ 13-14% growth

1. Calculated multiplying B by C and taking A divided by the product
2. Growth estimate from final table
3. Persistent atrial fibrillation represents ~40% of all AF ablations, with ~16% growth rate

Medicare FFS SAF Claims

	HCPCS 93656						
	I48.0 Paroxysmal AF	I48.11 Longstanding Persistent AF	I48.19 Other Persistent AF	I48.20 Chronic AF	I48.21 Permanent AF	I48.91 Unspecified AF	Total 93656
	OPPS %						
2018	22,745	New codes, data unrlible for 1-2 years				4,386	**27,131**
2019	25,851	283	4,290	120	46	4,568	**35,158**
2020	23,861	1,233	17,512	424	166	4,218	**47,414**
2021	30,159	1,678	21,698	436	183	5,126	**59,280**
2022	33,368	1,792	24,603	472	174	5,438	**65,847** A
	OPPS %						
2018	85.70%	85.70%	85.70%	85.70%	85.70%	85.70%	85.70%
2019	86.30%	86.30%	86.30%	86.30%	86.30%	86.30%	86.30%
2020	86.30%	86.30%	86.30%	86.30%	86.30%	86.30%	86.30%
2021	88.50%	88.50%	88.50%	88.50%	88.50%	88.50%	88.50%
2022 proj.	89.44%	89.44%	89.44%	89.44%	89.44%	89.44%	89.44% B
	Medicare Advantage %						
2018	37%	37%	37%	37%	37%	37%	37%
2019	39%	39%	39%	39%	39%	39%	39%
2020	42%	42%	42%	42%	42%	42%	42%
2021	46%	46%	46%	46%	46%	46%	46%
2022	48%	48%	48%	48%	48%	48%	48%
	Total Medicare Only						
2018	**42,127**					**8,124**	**50,251**
2019	**49,106**	**538**	**8,149**	**228**	**87**	**8,677**	**66,786**
2020	**47,671**	**2,463**	**34,986**	**847**	**332**	**8,427**	**94,726**
2021	**63,107**	**3,511**	**45,403**	**912**	**383**	**10,726**	**124,043**
2022	**71,742**	**3,853**	**52,897**	**1,015**	**374**	**11,692**	**141,573**
2	**Growth**						
2019-2022	**13%**					**10%**	**28%**
2021-2022	14%	10%	17%	11%	-2%	9%	14%

3

Lexis Nexis MarketView™ AF ablation payor mix*

PAYER	PERCENTAGE
Medicare	32.17 C
OtherSmallerPayers	10.06
United Healthcare	9.79
Blue Cross Blue Shield	7.65
Commercial Insurance Company	4.83
Aetna	4.3
United Healthcare	4.24
Humana	3.18
Anthem	3.13
Cigna	2.48
Medicaid	2.32
OtherSmallerPayers	2.22
Humana	1.86
Aetna	1.65
Tricare	1.35
Blue Cross Blue Shield Texas	1.22
Blue Cross Blue Shield Tennessee	1.15
OtherSmallerPayers	1.07
Centene Corporation	0.88
Other	0.79
UNKNOWN	0.69
Horizon	0.68
Kaiser Permanente	0.63
Empire Blue Cross Blue Shield	0.56
Regence	0.51
OtherSmallerPayers	0.26
OtherSmallerPayers	0.24
OtherSmallerPayers	0.06
OtherSmallerPayers	0.02

*Medicare means Medicare FFS as Medicare Advantage is billed via commercial carriers

(1) https://www.aapc.com/codes/cpt-codes/93656
(2) Kaiser Family Foundation: https://www.kff.org/medicare/issue-brief/medicare-advantage-in-2023-enrollment-update-and-key-trends/
(3) Lexis Nexis Risk, private communications

49 PRIVATE AND CONFIDENTIAL

Adagio™ MEDICAL

UTILIZATION OF PVI vs PVI+ PROCEDURES IN PATIENTS WITH DIFFERENT AF DIAGNOSIS

Data Sources:

- **Analysis of Medicare FFS Standard Analytical Files using CPT 93656[1] and CPT 93657[2]**
  - *Limitations:*
    - Outpatient sample only
    - Medicare FFS only
    - Consider only ICD-10 diagnostic codes i48.0 (Paroxysmal AF), i48.11 (Longstanding Persisitent AF and i48.19 (Other Persistent AF), representing ~90% of all AF diagnoses marked on procedure claims[3]

	PAF	PsAF
PVI Only	71%	53%
PVI +	29%	47%
Total	100%	100%

Patients with persistent AF are much more likely to receive PVI+ procedures vs patients in paroxysmal AF (47% vs 29%)

Medicare FFS SAF Claims

Main AF ablation code inclusive of all PVI ablations

HCPCS 93656						
All PVI						
I48.0	I48.11	I48.19	I48.20	I48.21	I48.91	Total 93656
Paroxysmal AF	Longstanding Persistent AF	Other Persistent AF	Chronic AF	Permanent AF	Unspecified AF	
33368	**1792**	**24603**	**472**	**174**	**5438**	**65847**
51%	*3%*	*37%*	*1%*	*0%*	*8%*	*100%*

\-

Add-on code to mark procedures with extra-PVI ablations. Since PVI is always performed, denoted **"PVI+"**

HCPCS 93657						
PVI+						
I48.0	I48.11	I48.19	I48.20	I48.21	I48.91	Total 93657
Paroxysmal AF	Longstanding Persistent AF	Other Persistent AF	Chronic AF	Permanent AF	Unspecified AF	
9828	**983**	**11452**	**194**	**82**	**2165**	**24704**
40%	*4%*	*46%*	*1%*	*0%*	*9%*	*100%*

=

Procedures that have PVI but not extra-PVI, denoted as **"PVI only"**

PVI Only						
I48.0	I48.11	I48.19	I48.20	I48.21	I48.91	Total 93657
Paroxysmal AF	Longstanding Persistent AF	Other Persistent AF	Chronic AF	Permanent AF	Unspecified AF	
23540	809	13151	278	92	3273	41143
57%	*2%*	*32%*	*1%*	*0%*	*8%*	*100%*

(1) https://www.aapc.com/codes/cpt codes/93656
(2) https://www.aapc.com/codes/cpt codes/93657
(3) https://www.icd10data.com

50

Adagio™ MEDICAL

MARKET OPPORTUNITY ASSESSMENT

Assumptions:

- Outcomes with Adagio technology are sufficient to establish ablation as a 1st line therapy for symptomatic patients
- Calculation to be made on incidence basis, larger prevalence representing additional upside

Opportunity in 2022-2023:

- Total incidence / current ablation volume: 8.3x[(1)]
- Discounting for lower number (75%)[(2)] of symptomatic patients: 6.2x

Total Market Growth Opportunity: 6-8x

(1) Calculated as 1.9 million incidence divided by 0.23 million current ablation volume.

(2) Management estimate based on Gibbs H, et al. Clinical Outcomes in Asymptomatic and Symptomatic Atrial Fibrillation Presentations in GARFIELD AF: Implications for AF Screening. The American Journal of Medicine 2021;134:893–901

51

Adagio™ MEDICAL

 AF MARKET: FULL UPSIDE REQUIRES IMPROVEMENT IN LONG-TERM OUTCOMES  0  1  2  3  4  5  6  7  8  9  Annual AF Ablations Annual AF Incidence  AF Prevalence  Cases (millions)  0.23  1.9  8.6  4% CAGR  4% CAGR  14% CAGR  6-8x upside in ablations if Class I indication as 1st line therapy – not achievable at current rates of recurrence, re-ablations and associated morbidity  US AF Disease1 and Treatment Statistics2  Freedom From AF/AT After Single Procedure In Paroxysmal AF Patients3  1)  2)  3)  C. Tsao, et al. Heart Disease and Stroke Statistics-2022 Update: A Report From the American Heart Association. Circulation 2022;145:e153-e169 Adagio Medical Analysis of Medicare FFS and Commercial Claims  Andrade JG, et al. Cryoballoon or radiofrequency ablation for atrial fibrillation assessed by continuous monitoring: A randomized clinical trial. Circulation 2019;140:1779–1788  Calculation on slide 49  •1 Calculation on slide 48  •2  1  1  2  2  1  1  52

 MONOMORPHIC VENTRICULAR TACHYCARDIA  53

CATHETER ABLATION INDICATIONS IN VT[1,2]

Ischemic Cardiomyopathy



Non-Ischemic Cardiomyopathy



Idiopathic VTs (no apparent structural heart disease)


Patient with PVCs / Monomorphic VT and non-apparent SHD
ECG, Holter, and echocardiogram
Assessment
Inconclusive or atypical presentation
CMR (Class IIa)
Assessment
Structural abnormal heart
Structural normal heart
SHD or PVC-induced cardiomyopathy
Go to flowchart PVC-induced cardiomyopathy (Figure 18)
Idiopathic PVC/VT
Discharge
Symptoms
>10% PVCs
>20% PVCs
RVOT / Fascicular PVC/VT
Regular follow-up LVEF (Class I)
Regular follow-up LVEF (Class I)
Catheter ablation (Class IIb)
Catheter ablation (Class I)
Beta-blockers, CCB or Flecainide (Class IIa)
Beta-blocker or CCB (Class I)
Flecainide (Class IIa)
Catheter ablation (Class IIa)
ESC

Patients with ICDs

- Structural heart disease
- Coronary Artery Disease and/or Heart Failure
- Prior symptomatic VT/VF of any origin



- Highly heterogeneous patient population
- Complex treatment pathways, combination of ICD and Rx approaches
- In majority of cases ablation in Class II indication for failed/poorly tolerated Rx and poorly tolerated/deleterious ICD therapies

1) Cronin EM, et al. 2019 HRS/EHRA/APHRS/LAHRS expert consensus statement on catheter ablation of ventricular arrhythmias. Heart Rhythm 2020;14:e2 e154
2) Zeppenfeld K, et al. 2022 ESC Guidelines for the management of patients with ventricular arrhythmias and the prevention of sudden cardiac death. European Heart Journal 2022;43:3997 4126

54 PRIVATE AND CONFIDENTIAL

Adagio MEDICAL

 PRIVATE AND CONFIDENTIAL  EPIDEMIOLOGY OF VT ABLATIONS  Brigham and Women Hospital Cohort1 US Community Medicare Cohort2  German VT Ablation Registry Cohort3  14%  34%  52%  78% 22%  35%  17% +  48%  1)  2)  3)  Kumar S, et al. Long-term outcomes after catheter ablation of ventricular tachycardia in patients with and without structural heart disease. Heart Rhythm 2016;13:1957-1963 Yousuf OK, et al. Trands and outcomes of catheter ablation for ventricular tachycardia in a community cohort. (J Am Coll Cardiol EP 2018;4:1189–99  Tilz RR, et al. Ablation outcomes and predictors of mortality following catheter ablation of ventricular tachycardia: data from German multicenter ablation registry. J Am Heart Assoc. 2018;7:e007045  1  2  1 2  25% (14 - 35%) are patients without structural heart disease (few ICDs)  3 4  75% (65 - 86%) are patients with structural heart disease (mostly ICDs)  61% - 74% are patients with ischemic heart disease*  *%. 61% = 52/(52+34) from Brigham and Women Hospital Court, 74% = (48/17+48) from German VT Ablation Registry Cohort.  3  65% =  4  55  55

VT ABLATIONS MARKET BY CATEGORY AND CURRENT ABLATION TRIGGERS (ICM/NICM ONLY)

VT ABLATIONS, BY INDICATION[1,2,3,4]



Idiopathic VT
Ischemic cardiomyopathy VT
Non-ischemic cardiomyopathy VT
$150M
~$75M
~$75M

		As reported			Adjusted for SHD	
Breakdown of VT Ablation Conditions		Idiopathic	ICM	NICM	ICM	NICM
Kumar 2016		14%	52%	34%	52%	34%
Tilz 2018		35%	48%	17%	48%	17%
Sultan 2024			44%		44%	
Dinov 2016			72%	28%	54%	21%
Vaseghi 2018			62%	38%	47%	29%
Averages		**24.5%**	**75.5%**		**49.0%**	**25.2%**

TRIGGERS OF ABLATION[4]



When do you perform VT ablation in 'first' do procedures in ICM/NICM?
100%
80%
60%
40%
20%
0%
39.3%
23.6%
34%
59.5%
37%
17.6%
4.4%
2.2%
After the first shock
After multiple shocks
Increasing nsVT or ATP episodes
Prophylactic VT ablation– irrespective of ICD interventions
ICM
Non-ICM

SHD Adjustment: if idiopathic VT is reported, SHD numbers are used without adjustment. If idiopathic VT is not reported, i.e. populations is only ischemic + nonischemic cardiomyopathy (SHD), the ischemic/nonischemic populations are adjusted proportionally on the assumptions that the SHD represents 75% of total.

1) Refer to Sllide #68 for management assessment of total market of VT ablations ($0.3B) and slide #55, Epidemiology of VT ablations
2) Dinov B, et al. Outcomes in Catheter Ablation of Ventricular Tachycardia in Dilated Nonischemic Cardiomyopathy Compared With Ischemic Cardiomyopathy. Circulation. 2014;129:728-736
3) Vaseghi M, et al. Outcomes of Catheter Ablation of Ventricular Tachycardia Based on Etiology in Nonischemic Heart Disease. J Am Coll Cardiol EP 2018;4:1141–50
4) Sultan A, et al. Management of ventricular tachycardias: insights on centre settings, procedural workflow, endpoints, and implementation of guidelines—results from an EHRA survey. Europace (2024) 26, 1–10

56

Adagio™ MEDICAL

ANALYSIS OF CURRENT VOLUME OF VT ABLATIONS IN THE USA

- Data sources:
  - Analysis of Medicare FFS Standard Analytical Files using CPT 93654[1]
    - Limitations:
      - Outpatient sample only
      - Medicare FFS only
      - Changes to coding during period of interest
    - Required adjustments:
      - Inpatient-outpatient mix, using sample of Medicare FFS physicians' claims (65-70% outpatient)
      - Adjustments for Medicare Advantage Mix (37-48%)[2] and Medicare patients % (65% total Medicare[3])
  - **Lexis Nexis Risk MarketView™ analysis of all-payor claims through medical claims exchanges, CPT 93654[1]**
    - Limitations:
      - Outpatient sample mostly, undercounting of inpatient claims
      - Limitations on claims capture
      - Changes to coding during period of interest
    - Required adjustments
      - Independent outpatient-inpatient mix (see Medicare FFS)
      - Estimated coverage of 75%[4]
    - Upside: payor distribution analysis

Medicare FFS SAF Claims

	HCPCS 93654				
	I49.3 Ventricular Premature Depolarization	I47.2 Ventricular Tachycardia	I49.01 Ventricular Fibrillation	Other	Total 93654
2018	3,308	2,017	41	204	**5,560**
2019	3,736	2,105	50	203	**6,079**
2020	3,493	1,867	58	161	**5,564**
2021	4,136	2,122	61	181	**6,490**
2022	4,465	1,603	59	747	**6,874**
	OPPS %				
2018	63.90%	63.90%	63.90%	63.90%	63.90%
2019	65.30%	65.30%	65.30%	65.30%	65.30%
2020	66.40%	66.40%	66.40%	66.40%	66.40%
2021	68.60%	68.60%	68.60%	68.60%	68.60%
2022	70.23%	70.23%	70.23%	70.23%	70.23%
	Medicare Advantage %				
2018	37%	37%	37%	37%	37%
2019	39%	39%	39%	39%	39%
2020	42%	42%	42%	42%	42%
2021	46%	46%	46%	46%	46%
2022	48%	48%	48%	48%	48%
	Total Medicare Only				
2018	**8,217**	**5,010**	**102**	**507**	**13,811**
2019	**9,379**	**5,285**	**126**	**510**	**15,261**
2020	**9,070**	**4,848**	**151**	**418**	**14,447**
2021	**11,165**	**5,728**	**165**	**489**	**17,520**
2022	**12,227**	**4,390**	**162**	**2,046**	**18,824** ②
	Growth				
2019-2022	**9%**	**-6%**	**9%**	**58%**	**7%** ③
2021-2022	10%	-23%	-2%	319%	7%

Lexis Nexis MarketView™ VT ablation claims count

	VT			
	93654 Patients	93654 Procedures	Outpatient %	Medicare %
2019	13,133	15,915	89.2%	27.4%
2020	12,500	15,416	88.7%	28.7%
2021	14,280	17,641	89.3%	27.1%
Current	14,707	18,429	91.2%	26.3%

①

① + ②

Total Estimate ≈ 29-32K, @ 6-7% growth

③

~ 8K Idiopathic VTs (25%)*
~24K VTs in SHD (ICDs)**

* 1,603 / 6,874
**The limitations of analysis include lack of detailed accounting for lower prevalence/incidence conditions such as congenital heart disease, some inflammatory conditions, etc.

1) https://www.aapc.com/codes/cpt-codes/93654
2) Kaiser Family Foundation: https://www.kff.org/medicare/issue-brief/medicare-advantage-in-2022-enrollment-update-and-key-trends/#
3) Cheung JW, Yeo I, IP, JE, Thomas G, et al. Outcomes, Costs, and # Day Readmissions After Catheter Ablation of Myocardial Infarct Associated Ventricular Tachycardia in the Real World. Circulation Arrhythm Electrophysiol. 2018:11:e006754
4) Lexis Nexis Risk, private communications

57 PRIVATE AND CONFIDENTIAL

Adagio™ MEDICAL

THE BURDEN OF INCIDENT IDIOPATHIC VTs

Table 2. Incidence Rate of Idiopathic Ventricular Arrhythmias

	Overall Cohort (N=614)	Idiopathic VT (N=177)	Symptomatic PVC (N=408)	IVA-CM (N=29)
Overall crude incidence rate	48.10 (41.75–55.41)	13.85 (11.92–16.09)	31.93 (27.72–36.78)	2.27 (1.52–3.27)
Males	36.65 (31.81–42.22)	15.52 (12.59–18.93)	18.88 (15.69–22.69)	2.24 (1.22–3.76)
Females	58.97 (51.19–67.93)	12.25 (9.71–15.19)	44.42 (38.56–51.17)	2.30 (1.29–3.80)
2005–2007	41.34 (35.43–48.20)	12.71 (9.49–16.65)	26.42 (22.25–32.02)	
2008–2010	44.05 (38.06–50.92)	12.42 (9.30–16.27)	29.52 (24.68–35.28)	
2011–2013	58.13 (50.46–66.97)	16.29 (12.74–20.53)	39.36 (33.81–45.78)	
Age-adjusted incidence rate	52.05 (47.90–56.01)	15.79 (13.45–18.13)	33.72 (30.42–37.02)	2.55 (1.61–3.48)
Males	42.43 (36.83–48.03)	19.18 (15.29–23.06)	20.54 (16.77–24.31)	2.72 (1.27–4.17)
Females	61.97 (55.74–68.20)	13.31 (10.37–16.24)	46.22 (40.87–51.57)	2.44 (1.20–3.68)
Age- and sex-adjusted	51.86 (47.72–56.01)	15.80 (13.46–18.15)	33.51 (30.23–36.80)	2.55 (1.61–3.48)
2005–2007	44.91 (38.04–51.78)	14.90 (10.80–18.99)	27.52 (22.26–32.78)	
2008–2010	47.62 (40.76–54.49)	13.91 (10.15–17.68)	31.32 (25.80–36.84)	
2011–2013	62.01 (54.37–69.65)	18.41 (14.14–22.69)	40.84 (34.73–46.95)	

Rates per 100 000 (95% CIs). CI indicates confidence interval; IVA-CM, idiopathic ventricular arrhythmia–associated cardiomyopathy; PVC, premature ventricular complex; and VT, ventricular tachycardia.

Original Reporting			
	Idiopathic VT	Symptomatic PVC	IVA-CM
2005-2007	14.9	27.5	2.55
2008-2010	13.9	31.3	
2011-2013	18.4	40.8	
Ablation Rate (1)	*11.9%*	*2.9%*	*37.9%*
Estimations from Original			
CAGR, 2005-2013 (3)	3.2%	6.1%	3.2%
Projections			
2022 Projection @ CAGR	25.3	73.8	3.5
Eligibility, %	19%	8%	100%
2023 Eligibility	4.8	5.9	3.5
2023 Total Eligibility	**14.2**		

All incidence is provided as age adjusted for persons > 18 y.o., as per original paper methodology

Table 3. Arrhythmia Burden Among Patients With Idiopathic VA

PVC Burden*	Total n (%)	Idiopathic VT (N=177)	Symptomatic PVC (N=408)	IVA-CM
<10%	382 (81.3)	110 (70.9)	254 (88.2)	18 (66.7%)
11%–20%	55 (11.7)	26 (16.8)	26 (9.0)	3 (11.1%)
21%–30%	22 (4.7)	13 (8.4)	5 (1.7)	4 (14.8%)
31%–40%	10 (2.1)	5 (3.2)	3 (1.0)	2 (7.4%)
>41%	1 (0.2)	1 (0.6)	0	0

IVA-CM indicates idiopathic ventricular arrhythmia–associated cardiomyopathy; PVC, premature ventricular complex; VA, ventricular arrhythmias; and VT, ventricular tachycardia.

*PVC burden=PVC count/total number of beats over a 24-h period expressed as percent. PVC burden reported here are at the time of diagnosis.

- Growth assumptions
  - Extrapolation of 2013 observed growth incidence rate per disease state to 2022
  - Weighted average growth rate
- VT ablation eligibility assumptions
  - Symptomatic PVCs: those with >20% burden
  - Idiopathic VTs: those with >20% burden
  - IVA-CM: 100%
- Total VT ablation opportunity is based on 258M US residents ≥ 18 y.o.[2] ~ 37,000 cases/year

1) Sirichand S, Killu AM, Padmananbhan D, et al. Incidence of Idiopathic Ventricular Arrhythmias: A Population Based Study. Circ Arrhythm Electrophysiol. 2017;10:e004662
2) US Census 2020 Population Estimates: https://www.census.gov/data/tables/2020/demo/popest/2020demographic analysis tables.html
3) CAGR for IVA CM is taken to be equal to CAGR for Idiopathic VTs since IVA CM is a subset of the group, with further disease progression

58
PRIVATE AND CONFIDENTIAL
Adagio™ MEDICAL

TOTAL BURDEN OF VT IN ICD POPULATION

Estimated Volumes of US De-Novo ICD Implants[1]

	ACTUALS						CAGR	PROJECTIONS	
ICD Leads	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**		**2022**	**2023**
Single Coil	8,123	13,795	17,499	22,705	27,796	35,521			
Dual Coil	49,086	56,635	54,926	53,894	50,028	48,764			
Total Annual	**76,279**	**70,430**	**72,425**	**76,599**	**77,824**	**84,285**		**96,925**	**98,879**
Annual Growth	*N/A*	*-7.7%*	*2.8%*	*5.8%*	*1.6%*	*8.3%*	*2.0%*	*2.00%*	*2.00%*

Cumulative Rates of ICD Therapies as a Function of Time[2]



(B)
Years
OUTCOME
1st Appropriate Treatment, Any type
1st Appropriate Treatment, Shock
1

No. at risk [estimated cumulative rate (%)]	0	1	2	3
Any type	2540	1843 [11.7]	1498 [18.2]	686 [23.5]
Shock-containing	2540	1976 [6.1]	1649 [11.0]	983 [14.0]

(1) Appropriate therapies - 24% @ 3 years, linear assumption this reaches 30% @ 5 years, which is shorter than the average survival for ICD patients[3]

(1) On the incident basis, ~30K patients (98.9K new implants x 30%) are likely to receive 1st ICD therapy, which bring them for consideration for a VT ablation (vs escalation of antiarrhythmic drug therapy). This is an underestimate of the burden in the ICD eligible patient population as the referral/implantation rate in primary prevention population is only 28%.[4]

1) Pokorney S, Parzynski CS, Daubert JP, et al. Temporal Trends in and Factors Associated With Use of Single- Versus Dual Coil Implantable Cardioverter Defibrillator Leads Data From the NCDR ICD Registry. J Am Coll Cardiol EP 2017;3:612–9
2) Greenlee RT, Go AS, Peterson PN, et al. Device Therapies Among Patients Receiving Primary Prevention Implantable Cardioverter Defibrillators in the Cardiovascular Research Network. J Am Heart Assoc. 2018;7:e008292
3) L.Saxon, et al. Long term outcomes after ICD and CRT implantation and influence of remote device follow up. Circulation 2010 ;122:2359-2367
4) Thalappillil A, et al. Impact of an automated best practice alert on sex and race disparities in implantable cardioverter defibrillator therapy. J Am Heart Assoc. 2022;11:e023669

Adagio™ MEDICAL

59 PRIVATE AND CONFIDENTIAL

HF HOSPITALIZATIONS IN US

Gross Epidemiology of HF and HF Hospitalizations in US[(1)]

Table 22-2. HF in the United States

Population group	Prevalence, 2015–2018, age ≥20 y	Incidence, 2014, age ≥55 y	Mortality, 2019, all ages*	Hospital discharges, 2018, all ages	Cost, 2012†
Both sexes	6 000 000 (2.1%) [95% CI, 1.8%–2.4%]	1 000 000	86 177	1 250 000	$30.7 billion
Males	3 400 000 (2.5%)	495 000	40 101 (46.6%)‡		…
Females	2 600 000 (1.7%)	505 000	46 076 (53.5%)‡		…
NH White males	2.4%	430 000§	32 335	…	…
NH White females	1.4%	425 000§	37 679	…	…
NH Black males	3.6%	65 000§	4721	…	…
NH Black females	3.3%	80 000§	5146	…	…
Hispanic males	2.4%	…	2066	…	…
Hispanic females	1.7%	…	2222	…	…
NH Asian males	1.9%	…	755‖	…	…
NH Asian females	0.7%	…	812‖	…	…
NH American Indian or Alaska Native	…	…	342	…	…

1.9% - the lower bound of annual growth in HF hospitalizations from 2005 to 2014 was 1.9%.[1]

- The equivalent prevalence of patients most likely to experience VT due to reduced EF (,50%) in 2018: 3.24M = 6M x 54%

↓ 1.9% CAGR

3.51M
in 2022

Distribution of HF Hospitalizations By EF[(2)]

TABLE 1 Baseline Patient and Hospital Characteristics in HF Patients by EF Groups

	Overall (N = 39,982)	EF Groups: HFrEF (EF ≤40%) (n = 18,398)	HFbEF (EF 41%-49%) (n = 3,285)	HFpEF (EF ≥50%) (n = 18,299)	p Value	% Std. Diff.: HFrEF vs. HFpEF	HFbEF vs. HFpEF
Demographics							
Age, yrs	80 (74-86)	79 (73-85)	81 (74-86)	82 (75-87)	<0.0001	27.4	10.5
Female	54.02	40.99	51.51	67.58	<0.0001	55.4	33.2
Race/ethnicity					<0.0001		
White	80.94	79.58	81.71	82.17		5.9	0.9
Black	10.57	11.73	9.24	9.63		6.8	1.3
Hispanic (any race)	4.42	4.82	4.37	4.02		3.9	1.8
Asian	1.14	0.95	1.29	1.30		3.2	0.0
Other	2.94	2.92	3.39	2.88		0.3	2.9
LVEF source					<0.0001		
Quantitative LVEF	91.86	95.86	100	86.37		33.8	56.2
Qualitative LVEF	8.14	4.14	0	13.63		33.8	56.2
EF, quantitative, %	44 (30-56)	28 (20-35)	45 (45-45)	60 (55-65)	<0.0001	>99	>99
Medical history							
Atrial flutter/fibrillation	36.78	34.52	37.43	38.92	<0.0001	9.1	3.1
COPD or asthma	27.61	25.91	26.87	29.44	<0.0001	7.9	5.7
Diabetes	38.82	38.31	41.57	38.83	0.0029	1.1	5.6
Hyperlipidemia	42.05	43.52	44.02	40.23	<0.0001	6.7	7.7
Hypertension	73.98	69.86	75.29	77.88	<0.0001	18.3	6.1
Peripheral vascular disease	13.28	13.89	15.32	12.30	<0.0001	4.7	8.8
CAD	50.59	56.84	55.10	43.52	<0.0001	26.9	23.3
Prior MI	16.77	22.29	17.51	11.11	<0.0001	30.3	18.4
CVA/TIA	15.65	14.91	15.98	16.33	0.0013	3.9	1.0
Implantable cardioverter-defibrillator only	7.72	14.71	3.91	1.41	<0.0001	50.4	15.6
Heart failure	47.84	50.77	46.82	45.10	<0.0001	11.4	3.5
Anemia	17.55	14.73	19.40	20.03	<0.0001	14.0	1.6
Pacemaker	12.74	15.76	12.19	9.82	<0.0001	17.8	7.6
Dialysis, chronic	2.83	2.52	2.90	3.12	0.0035	3.6	1.3
Chronic renal insufficiency (SCr >2.0)	18.51	19.37	18.81	17.58	0.0001	4.6	3.2
Depression	9.34	7.78	9.59	10.87	<0.0001	10.6	4.2
Valvular heart disease	11.05	9.53	11.22	12.54	<0.0001	9.6	4.1
CRT-P (pacing only)	0.33	0.37	0.29	0.30	0.5460	1.1	0.1
CRT-D (with implantable cardioverter-defibrillator)	0.79	1.48	0.52	0.15	<0.0001	14.9	6.5
Ischemic etiology: medical history of CAD, MI, prior PCI, prior CABG, or prior PCI/CABG	57.78	65.94	62.70	48.72	<0.0001	35.4	28.4
Medical history panel missing	7.41	7.70	6.64	7.26	0.0581	1.7	2.4
Smoking	9.10	10.94	8.04	7.44	<0.0001	12.1	2.2

Continued on the next page

54% (21683/39982) of hospitalized patients with reduced systolic function (EF < 50%) due to ischemic and non-ischemic cardiomyopathy are most susceptible to VTs

1) Tsao C, et al. Heart Disease and Stroke Statistics 2022 Update: A Report From the American Heart Association. Circulation 2022;145:e153-e169
2) Shah KS, Xu H, Matsouaka RA, et al. Heart failure with preserved, borderline and reduced ejection fraction: 5-year outcomes. J Am Coll Cardiol 2017;70:2476-86

60 PRIVATE AND CONFIDENTIAL

Adagio™ MEDICAL

BURDEN OF VT IN HOSPITALIZED HF PATIENTS

Incidence of VTs After Advanced Heart Failure Hospitalization[1]

Characteristic	No prior VA (N=675)	Prior VA (N=261)	P value
LVEF (categorical), n (%)			
<40%	236 (35.0)	160 (61.3)	<0.001*
40%–49%	94 (13.9)	40 (15.3)	
≥50%	345 (51.1)	61 (23.4)	
LVEF≤35%	203 (30.0%)	140 (53.6%)	<0.001*
CIED placed, n (%)			
None	475 (70.4)	92 (32.3)	<0.001*
ICD before advanced HF	44 (6.5)	115 (44.1)	
New ICD postadvanced HF	21 (3.1)	7 (2.7)	
Pacemaker prior → ICD postadvanced HF	3 (0.4)	1 (0.4)	
Pacemaker only	132 (19.6)	46 (17.6)	

43% has LVEF≥ 50%, taking them out of immediate consideration for ablation. Additional 12% have ICDs and previous arrhythmias.



Cumulative incidence of severe VA (%)
Time since advanced HF diagnosis (months)
Patients-at-Risk
936
617
468
343
275
• 1-year incidence - 5.4%
• 1-year incidence adjusted for ICD eligibility – 2.4%*

Figure 2. **Kaplan–Meier curve of severe VA following advanced HF diagnosis.** HF indicates heart failure; and VA, ventricular arrhythmia.

*2.4% incidence is based on discounting of 5.4% incidence rate by 55% = 43% for high LVEF + 12% of ICDs and previous arrhythmias.

Incident VTs Carry Bad Prognosis[2]

Table 4 Differences in in-hospital events and mortality between VA and non-VA patients

Variable	Heart failure patients VA (110)	Non-VA (2500)	P value
In-hospital events			
Recurrent CHF	69 (62.7)	747 (29.9)	>0.001
Dialysis	25 (22.7)	100 (4.0)	>0.001
Intra-aortic balloon pump	28 (25.5)	58 (2.3)	<0.001
Sepsis	36 (32.7)	160 (6.4)	<0.001
Shock	64 (58.2)	164 (6.6)	>0.001
Pacing	6 (5.4)	30 (1.2)	0.003
Major bleeding	10 (9.1)	28 (1.1)	<0.001
ICD	8 (7.3)	142 (5.7)	0.483
CRT	5 (4.5)	63 (2.5)	0.208
TIA/stroke	5 (4.5)	43 (1.7)	0.049
All-cause mortality			
In-hospital	53 (48.2)	117 (4.7)	<0.001
1 month	53 (48.2)	159 (6.3)	<0.001
1 year	58 (52.7)	451 (18.0)	<0.001
2 year	61 (55.4)	554 (22.1)	<0.001
3 year	61 (55.4)	574 (23.0)	<0.001

CHF, chronic heart failure; CRT, cardiac resynchronization therapy; ICD, implantable cardioverter defibrillator; TIA, transient ischaemic attack; VA, ventricular arrhythmia.
Data are expressed in *n* (%). All-cause mortality includes cumulative of previous years.

- Estimated incidence of post-hospitalization VTs in HF patients is ~ 32K, based on 1.35M HF hospitalizations projected in 2022 based on 1.9% annual growth from 1.25M in 2018[3]

1) Tan NY, Roger VL, Killian JM, et al. Ventricular Arrhythmias Among Patients With Advanced Heart Failure: A Population Based Study. J Am Heart Assoc. 2022;11:e023377
2) Alenazy B, Tharkar S, Kashour T, et al. In-hospital ventricular arrhythmia in heart failure patients: 7 year follow-up of the multi-centric HEARTS registry. ESC Heart Failure 2019; 6: 1283–1290
3) C. Tsao, et al. Heart Disease and Stroke Statistics 2022 Update: A Report From the American Heart Association. Circulation 2022;145:e153-e169

Adagio™ MEDICAL

61 PRIVATE AND CONFIDENTIAL

SUMMARY CALCULATION OF INCIDENT "TRIGGER" VTs PROMPTING CONSIDERATION FOR ABLATION

Estimated Annual Incidence of Trigger VTs[1]

	Annual pre-conditions	Rate	Total Events	*Growth*
ICD implants	96,925	30%	29,078	*2%*
HF hospitalizations	1,350,000	2.4%	32,400	*2%*
Idiopathic VTs	257,939,000	0.014%	36,627	*5%*
Total			**98,105**	***3%***

- Market growth opportunity:
  - All trigger VTs / Current VT ablations = 3.1x*
  - Trigger VTs due to cardiomyopathy (HF hospitalizations + ICD Implants) / Current VT ablations = 1.9x**
  - 2-3x range represents conservative assessment, provided:
    - Ambiguity of VT ablation eligibility per current guidelines across multiple, complex patient populations
    - Clear under-penetration of the ICD therapy thus creating a pool of patients at risk of ventricular tachycardias, not captured by current calculations
    - Current indication of Adagio's vCLAS™ catheter for ablation of monomorphic VTs due to cardiomyopathy, subject to future expansion

* All Trigger VTs of 37K (slide 56) + 30K (slide 57) + 32K (slide 59) divided by Current VT ablations of 32K (slide 55).

** Trigger VTs due to cardiomyopathy of 30K (slide 57) + 32K (slide 59) divided by Current VT ablations of 32K (slide 55).

62 PRIVATE AND CONFIDENTIAL

VT MARKET: CURRENT RISK-BENEFIT CAPS ABLATION THERAPY PENETRATION

Potential Benefits of VT Ablations

1. Acute and sub-acute termination of symptomatic arrhythmias and ICD shocks
2. Reduction of symptomatic arrhythmic events (VT storms), ICD therapies, and removal vs escalation of harmful AAD Tx[1,2,3]
3. VT prophylaxis prior to ICD implantation[4]



Probability of Event-free Survival
Ablation
Escalated therapy
Hazard ratio, 0.55 (95% CI, 0.38–0.80)
P=0.001
Years of Follow-up



Freedom from Composite Endpoint
Ablation followed by ICD
AAD + ICD
Control
Hazard ratio, 0.58 (95% CI, 0.35-0.96)
P=0.04
Follow-up (Months)

Procedural Risks and Complications[5]	
Death	2.7%
Perforations/tamponade	2.0%
Major Bleeding	5.6%
Vascular	1.7%
Stroke	0.4%
Unspecified	1.8%
Any Complication	11.5%

Estimated US Market For VT Ablations

2-3x market growth opportunity with improved ablation effectiveness and reduced risk profile within EP practice*

**additional opportunity in PVC ablations, both idiopathic and in structural heard disease*



~ 3,510[6]
Cases (thousands)
200
150
100
50
0
7% CAGR
2% CAGR
Annual VT Ablations
Annual Incidence of "Trigger" VTs
Disease Prevalence
HF / Cardiomyopathy / ICDs
Idiopathic VTs

1) Da Silva GL, Nunnes Ferreira A, Cortez Diaz N, et al. Radiofrequency catheter ablation of ventricular tachycardia in ischemic heart disease in light of current practice: a systematic review and meta analysis of randomized controlled trials. J Interv Card Electrophysiol. 2020 Dec;59(3):603 616
2) Sapp JL, Wells GA, Parkash R, et al. Ventricular Tachycardia Ablation versus Escalation of Antiarrhythmic Drugs. N Engl J Med 2016;375:111 21
3) Liang JJ, Yang W, Santangeli P, et al. Amiodarone Discontinuation or Dose Reduction Following Catheter Ablation for Ventricular Tachycardia in Structural Heart Disease. J Am Coll Cardiol EP 2017;3:503–11
4) Tung R, Xue Y, Chen M, et al. First Line Catheter Ablation of Monomorphic Ventricular Tachycardia in Cardiomyopathy Concurrent With Defibrillator Implantation: The PAUSE SCD Randomized Trial. Circulation. 2022;145:1839–1849
5) Cheung JW, Yeo I, Ip JE, et al. Outcomes, Costs, and 30 Day Readmissions After Catheter Ablation of Myocardial Infarct–Associated Ventricular Tachycardia in the Real World. Circ Arrhythm Electrophysiol. 2018;11:e006754.
6) Shah KS, Xu H, Matsouaka RA, et al. Heart failure with preserved, borderline and reduced ejection fraction: 5 year outcomes. J Am Coll Cardiol 2017;70:2476–86, adjusted for estimated growth.

63 PRIVATE AND CONFIDENTIAL

 OVERALL MARKET SIZING AND GROWTH

OVERALL MARKET SIZING

QUARTERLY MARKET REPORTING

Quarterly Revenue	CY 2018				CY 2019				CY 2020				CY 2021				CY 2022			
$M	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
JnJ	$ 591	$ 616	$ 604	$ 634	$ 676	$ 694	$ 683	$ 716	$ 673	$ 544	$ 772	$ 825	$ 875	$ 966	$ 884	$ 941	$ 1,007	$ 971	$ 981	$ 1,018
ABT	$ 391	$ 428	$ 406	$ 443	$ 429	$ 430	$ 427	$ 459	$ 388	$ 299	$ 441	$ 450	$ 431	$ 487	$ 485	$ 504	$ 485	$ 486	$ 469	$ 487
MDT	$ 177	$ 177	$ 177	$ 173	$ 204	$ 193	$ 198	$ 188	$ 106	$ 158	$ 194	$ 184	$ 212	$ 209	$ 204	$ 201	$ 222	$ 205	$ 208	$ 205
BSX	$ 72	$ 79	$ 76	$ 81	$ 79	$ 84	$ 81	$ 84	$ 74	$ 51	$ 76	$ 85	$ 83	$ 95	$ 86	$ 100	$ 118	$ 152	$ 148	$ 167
	$ 1,231	$ 1,300	$ 1,263	$ 1,331	$ 1,388	$ 1,401	$ 1,389	$ 1,447	$ 1,240	$ 1,052	$ 1,484	$ 1,545	$ 1,601	$ 1,757	$ 1,658	$ 1,746	$ 1,832	$1,814	$ 1,806	$ 1,877

$5,128M — 9.3% CAGR → $7,330M

Sources: company public reporting, downloads from the Investor Relations portions of the respective websites

- JnJ, ABT and BSX report Electrophysiology revenue on quarterly basis using standard annual calendar
  - Prior to 2023 JnJ reported revenue for Interventional Solutions segment, comprising predominantly of Electrophysiology + much smaller Neurovascular products. Starting 2023, Electrophysiology is reported separately, thus allowing to correct prior years entries on the proportional basis
- MDT does not report Ablation Solutions revenue directly + reports off standard calendar year
  - Revenue have been extrapolated from 2014 using reported growth rate + underwent minor correction based on BofA Global Research, February 2023
  - Quarterly revenue are recorded for consistency purposes into most overlapping quarter of the calendar year

Example: MDT reporting and incorporation into the overall market model

FY 2023			
Q4	Q1	Q2	Q3
CY 2022			
Q1	Q2	Q3	Q4
$ 222	$ 205	$ 208	$ 205

Adagio MEDICAL

65 PRIVATE AND CONFIDENTIAL

MARKET STRUCTURE BY SEGMENT

Recalibrating Market to Exclude LAA, Cardiac Monitors and ICE/Other

	St Jude %	Adagio Model %	Revenue, $B
Ablation Catheter	31%	43%	$ 3.1
EP Diagn	16%	22%	$ 1.6
EP Mapping And Recording	14%	19%	$ 1.4
Access	11%	15%	$ 1.1
Sum	**72%**	**100%**	**$ 7.3**[1]

- Normalization procedure is performed against total revenue of main market players to exclude line items representing non-essential or separately reported lines of business
- Ablation catheter revenue - $3.1 - $3.2B

EP Catheter Type	% Market	Revenue, $B
Advanced	75%	$2.4
Simple	25%	$0.8

Market percentage source: Electrophysiology Ablation Catheters Market Size (Value, Volume, ASP) by Segments, Share, Trend and SWOT Analysis, Regulatory and Reimbursement Landscape, Procedures and Forecast to 2033: http://www.globaldata.com/store/report/electrophysiology-ablation-catheters-devices-market-analysis/

Market Structure Per St. Jude Medical 2016 Investor and Analyst Day



ATRIAL FIBRILLATION (AF) – THE MARKET
2016 Market Revenue >$4B
Market Growth*: Low double digits
4%
8%
11%
31%
16%
16%
14%
EP Ablation
EP Diagnostic
EP Mapping and Recording Systems
Cardiac Monitors
Access
ICE/Other
LAA Closure
2016* Market Growth Expectations
WW: 11%-12%
U.S.: 12%-14%
Intl: 9%-10%
Market dynamics impacting the AF market in 2016:
~2.5% c
patient
Strong
ablation
WW abl
almost
Force-s
standard
Continu
expecte
*excludes the impact from currency
All dollar market sizes are based on estimated revenues
ST. JUDE MEDICAL
57
ELECTROPHYSIOLOGY (EP) ABLATION MARKET IS ~75% IRRIGATED/ADVANCED ABLATION
WW Catheter Ablation
Procedures estimated to be ~950K in 2016 (10% growth)
Market revenue growing at 11% ('13-'16 CAGR)
STJ expects to gain multiple share points in 2016
U.S. Catheter Ablation
Procedures estimated to be ~270K in 2016 (8% growth)
In two years over 50% of the U.S. irrigated ablation catheter market moved to contact force
Market revenue growing at 17% ('13-'16 CAGR)
STJ expects to gain multiple share points in 2016
Estimated 2016 Catheter Ablation Market Size
US
WW

Source: St. Jude Medic al 2016 Analyst and Investor Meeting: http://www.slideshare.net/ir_stjude/stj-2016-analyst-and-investor-day-presentation-v2

1) Treating AF with ablation (electrophysiology/EP) is an $8 billion market with a long runway, according to Travis Steed, a medtech analyst at Bank of America: https://www.mddionline.com/cardiovascular/boston-scientific-takes-the-lead-in-pulsed-field-ablation-race

66 PRIVATE AND CONFIDENTIAL

VOLUMES AND GROWTH CONSIDERATIONS

Estimated Volumes

Ablations Volumes	UK (2)	Germany (3)	Spain (4)	Switzerland (5)	US (1)
Years Reporting	2020	2020	2019	2019	2022
AF	9,768	34,888	5,194	3,075	230,000
VT	1,310	7,525	1,484	540	32,000
VT (as % of AF)	13%	22%	29%	18%	14%
	14% in 2022, considering higher AF Growth				

for further calculations

Reported or Estimated Growth Rates

Ablations Growth Rates	Australia (6)	UK (2)	Germany (3)	Spain (4)	Switzerland (5)	US (1)	Suggested Total
SVT/Simple		2.2%	3.2 - 4.7%	6.4-7.1%	8%	-5 to 6%	**1-4%**
AF	11.7 - 12.7%	6.0%	8.5-11.5%	16.8-17.8%	25%	13-14%	**10-13%**
VT	12.7 - 18.0%	5.0%	6.7 - 10.9%	6.4-10.6%	15%	6-7%	**5-8%**

Note: Management's estimates which are subject to significant uncertainty and may prove to be incorrect. Please see Disclaimer - Management's Estimates on slide 2.

(1) Adagio Medical Analysis of Medicare FFS and Commercial Claims
(2) UK National Aurdit of Cardiac Rhythm Management 2021. https://www.nicor.org.uk/national-cardiac-audit-programme/previous-reports/cardiac-rhythm-management-1/2022-1/nacrm-2022-final/?layout=default
(3) Eckardt L, Doldi F, Busch S, et al. 10-year follow-up of interventional electrophysiology: updated German survey during COVID-19 pandemic. Clinical Research in Cardiology 2023;112:784-794
(4) Quesada A, Cozar R, Anguera I, Registro Espanol de Ablacion con Cateter. XiX Informe Oficial de la Asociacion del Ritmo Cardiaco de la Sociedad Espanola de Cardiolofia 2019. Rev Esp Cardiol. 2020;73(12):1049–1060
(5) Molitor N, Yalcinkaya E, Auriicchio A, et al. Swiss National Registry on Catheter Ablation Procedurs: Changing trends over Last 20 Years. J Clin. Med. 2021, 10:3021
(6) Anderson R, Lee G, Prabhu M, et al. Ten-year trends in catheter ablation for ventricular tachucardia vs other interventional proecedures in Australia. J Cardiovasc Electrophysiol . 2019 Nov;30(11):2353-2361.

67 PRIVATE AND CONFIDENTIAL

Adagio MEDICAL

 SEGMENTAL MARKET REVENUE  Mid-range values for segmental growth  Based on prior assumptions and market estimates in slides 63-65  Growth potential per segment:  PAF: 6-8x per slide #50  PsAF+VT  6-8x for PsAF (slide #50)  2-3x for VT (slide #60)  Weighted potential is ~ 5x, suggest conservative assessment of 3x for combined  Relative Weights  Market Size  Growth Rate  Segments Revenue  Segment Growth  PAF  60%  $1.2  11.50%  $1.2  11.5%  PsAF  40%  $0.8  11.50%  $1.1  10.2%  VT  14%  $0.3  6.50%  68  PRIVATE AND CONFIDENTIAL

INITIAL FOCUS ON SEGMENTS OF HIGHEST NEED



Total ~$3.2B[1]
Growth Opportunity
CLINICAL NEED
$0.3B
V-TACH (VT)
2 – 3x Growth Opportunity[2]
$0.8B
PERSISTENT AF
(PsAF)
6 – 8x Growth Opportunity[3]
$1.2B
PAROXYSMAL AF
(PAF)
6 – 8x Growth Opportunity[3]
$0.8B
SVT/AFL

✓ **High clinical need**

✓ **Lower competitive intensity**

✓ **Opportunity to build new treatment approaches**

VT + Persistent AF markets: ~$1B / ~10% CAGR – attractive segment for share taking and market expansion

1) The current worldwide market size and segment sizes are based on management's analysis and projections using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 63 66 which are part of Appendix II · Market Sources & Analysis for further details.
2) The VT ablation market growth is based on management's analysis and projections using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 53 60 which are part of Appendix II · Market Sources & Analysis for further details.
3) The AF ablation market growth is based on management's analysis and projections using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 48 51 which are part of Appendix II · Market Sources & Analysis for further details.

69 PRIVATE AND CONFIDENTIAL

Adagio MEDICAL

 GO-TO-MARKET ASSESSMENTS

US MARKET OF VT ABLATIONS (MEDICARE FFS 2022 DATA)

Provider	Name	Street	City	State	ZIP	HCPCS 93654 I49.3 Ventricular Premature Depolarizati	I47.2 Ventricular Tachycard	I47.20 Ventricular Tachycardia Unspecifi	I47.29 Other Ventricular Tachycard	I49.01 Ventricular Fibrillatio	R00.0 Tahycardia Unspecifi	I46.9 Cardiac Arrest Unspecifi	I49.02 Ventricular Flutter	Other	Total 93654
010001	SOUTHEAST HEALTH MEDICAL CENTER	1108 ROSS CLARK CIRCLE	DOTHAN	AL	36301	4	0	0	0	0	0	0	0	1	5
010006	NORTH ALABAMA MEDICAL CENTER	1701 VETERANS DRIVE	FLORENCE	AL	35630	0	3	0	0	0	0	0	0	0	3
010011	ST VINCENT'S EAST	50 MEDICAL PARK EAST DRIVE	BIRMINGHAM	AL	35235	4	3	0	0	0	0	0	0	0	6
010016	SHELBY BAPTIST MEDICAL CENTER	1000 FIRST STREET NORTH	ALABASTER	AL	35007	4	0	0	0	0	0	0	0	0	4
010023	BAPTIST MEDICAL CENTER SOUTH	2105 EAST SOUTH BOULEVARD	MONTGOMERY	AL	36116	4	3	0	0	0	0	0	0	0	6
010024	JACKSON HOSPITAL & CLINIC INC	1725 PINE STREET	MONTGOMERY	AL	36106	0	0	0	0	0	0	0	0	0	0
010029	EAST ALABAMA MEDICAL CENTER	2000 PEPPERELL PARKWAY	OPELIKA	AL	36801	0	0	0	0	0	0	0	0	0	0
010033	UNIVERSITY OF ALABAMA HOSPITAL	619 SOUTH 19TH STREET	BIRMINGHAM	AL	35233	35	12	2	0	1	0	0	0	0	50

Select centers (in sequence of their Medicare Provider IDs) are shown for demonstration purposes, total # exceeds 750.



100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Cumulative Number of Cases, %
Top 150 sites perform ~ 50% of VT procedures
1
51
101
151
201
251
301
351
401
451
501
551
601
651
701
751
# of sites, in rank order of VT volumes

Per center volume analysis

- Number of VT ablations is based on the total number of claims CPT/HCPCS 03654
- Non-numerical reporting of claims (1-10) is interpolated to achieve reported totals
- Population-based average:
- 32,000 claims (see slide #57) / 326M* = ~ 98 / million
- 32,000 claims (see slide #57) / 253M* adults (18+y.o.) = ~ 124 / million

* US Census: https://www.census.gov/data/tables/2021/demo/age-and-sex/2021-age-sex-composition.html

Adagio MEDICAL

71 PRIVATE AND CONFIDENTIAL

EU MARKET FOR VT ABLATIONS (MANAGEMENT ESTIMATES)

Estimated Ablation Volumes

EHRA 2016 Survey[2]				Other Data Sources							
Country	Population (millions)[1]	Penetration per million[2]	2016 Est. VT Volume	2015	2016	2017	2018	2019	2020	CAGR	2022 VT Volume Projections
Germany[3]	82.6	118	9747	5429					7525	6.7%	14383
UK[4]	65.6	16	1050	1026	1123	1345	1368	1366	1310	5.0%	1407
Spain[5]	43.3	14	606	1158	1348	2445	1325	1484		6.4%	1788

- 2016 Estimated VT ablation volumes are based on 2016 EHRA survey and population data, and used for Germany, where more specific data is not available.
- Country-level CAGR is calculated based on available data points for the years provided in the table.
- 2022 projections are based on interpolation of the growth rates from the last reported year to 2022

VT Ablations, Top Countries, 2022 Estimate



35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
US
GERMANY
UK
SPAIN

1) World Population Data 2016. Population Reference Bureau. https://www.prb.org/wp-content/uploads/2016/08/prb-wpds2016.pdf
2) Raatikainen MJP, Arnar DO, Merkely B, et al. A Decade of Information on the Use of Cardiac Implantable Electronic Devices and Interventional Electrophysiological Procedures in the European Society of Cardiology Countries: 2017 Report from the European Heart Rhythm Association
3) Ekhardt L, et al. 10-year follow-up of interventional electrophysiology: updated German survey during the COVID-19 pandemic Clinical Research in Cardiology (2023) 112:784–794
4) NICOR data and 5y growth from 2015-2020: https://www.nicor.org.uk/national-cardiac-audit-programme/previous-reports/cardiac-rhythm-management-1/2022-1/nacrm-2022-final/?layout=default
5) Quesada A, Cozar R, Anguera I, et al. Spanish Catheter Ablation Registry. 19th Official Report of the Heart Rhythm Association of the Spanish Society of Cardiology (2019) Rev Esp Cardiol. 2020;73(12):1049–1060

72 PRIVATE AND CONFIDENTIAL

LEVERAGING VT PENETRATION INTO AF MARKET SHARE

Management Assessment of US Ablation Market Structure[1]


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Cumulative Number of Cases, %
Top 150 sites perform ~ 50% of VT procedures
Top 150 sites perform ~ 40% of AF procedures
1 51 101 151 201 251 301 351 401 451 501 551 601 651 701 751 801 851 901 951 1001
sites, in rank order of VT volumes
VT Volumes
AF Volumes

See slides #48, #50 and #71 for additional details

Per center volume analysis

- Number of VT ablations is based on the total number of claims CPT/HCPCS 93654 (see slide #71 for methodology)
- Number of AF ablations is based on the total number of claims CPT/HCPCS 93656 (see slides #48 and #50 for details on the CPT code 93656 reporting and slide #71 for methodology (identical to the one for CPT 93654)
  - The number of procedures attributable to CPT 93656 and classified in accordance to the diagnosis on the site level has the same structure as reporting for CPT 93654, corrected for unique diagnostic codes associated with AF vs VT.
- Non-numerical reporting of claims (1-10) is interpolated to achieve reported totals

- AF market is slightly less concentrated compared to VT
- Access to 50% of VT volumes creates potential pull-through in ~ 40% of AF volumes

1) Based on management's analysis of Medicare FFS data, subject to certain assumptions and limitations. Please see Slides 48, 50 and 71.

73 PRIVATE AND CONFIDENTIAL

 COMPETITIVE DEVICES AND INDICATIONS

ABBOTT / ST. JUDE MEDICAL

Product Name	US IFU Available	Indicated Conditions	Energy Source
TactiCath™ Contact Force Ablation Catheter, Sensor Enabled™	YES	PAF, PsAF	RF
TactiCath™ Quartz Contact Force Ablation Catheter	YES	PAF	RF
TactiFlex™ Ablation Catheter, Sensor Enabled™	YES	PAF, AFL	RF
Safire™ Ablation Catheters (non-irrigated)	NO		
Therapy™ Ablation Catheter	NO		
Therapy™ 4mm Tip Thermistor Ablation Catheter	NO		
Therapy™ 8mm Tip Thermistor Ablation Catheter	NO		
Therapy™ Dual-8™ Ablation Catheter	NO		
Safire™ TX Bi-directional Ablation Catheter	YES	AFL	RF
Therapy™ Cool Path™ Ablation Catheter	YES	AFL	RF
Therapy™ Cool Path™ SP Ablation Catheter	YES	AFL	RF
SAFIRE™ BLU™ Ablation Catheter	NO		
SAFIRE™ BLU™ SP Ablation Catheter	NO		
Therapy™ Cool Path™ Duo Ablation Catheter	NO		
Safire™ BLU™ Duo Ablation Catheter	YES	AFL	RF
Therapy™ Cool Path™ Duo SP and Safire™ BLU™ Duo SP Ablation Catheters	YES	AFL	RF
Therapy™ Cool Path™ Duo Ablation Catheter MediGuide Enabled™/Safire™ Duo Ablation Catheter MediGuideEnabled™	YES	AFL	RF
Safire™ Duo and Cool Path™ Duo Ablation Catheters, VeriSense Enabled™	YES	AFL	RF
Therapy™ Cool Flex™ Ablation Catheter	YES	AFL	RF
FlexAbility™ Ablation Catheter	YES	AFL	RF
FlexAbility™ Ablation Catheter, Sensor Enabled™	YES	AFL, VT	RF

Source: product Instructions For Use downloaded from US portion of the website. OUS indications for use may vary.

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 PRIVATE AND CONFIDENTIAL  EXPANDED INDICATION FOR FLEXABILITY CATHETER  Source: company website  76

BOSTON SCIENTIFIC

Product Name	US IFU Available	Indicated Conditions	Energy Source
Blazer II®, Blazer II HTD® Temperature Ablation Catheters	YES	Accessory Pathway, AVNRT, AV Junction Ablation, AV Node, AT, AFL, VT	RF
Blazer II® XP Temperature Ablation Catheter	YES	AFL	RF
Blazer Prime® XP Temperature Ablation Catheter	YES	AFL	RF
IntellaNav™ Open-Irrigated Ablation Catheter	YES	AFL, PAF	RF
IntellaNav MiFi™ Open-Irrigated Ablation Catheter	YES	AFL, PAF	RF
IntellaNav MiFi™ XP Temperature Ablation Catheter	YES	AFL	RF
IntellaNav™ ST Ablation Catheter	YES	Accessory Pathway, AVNRT, AV Junction Ablation, AV Node, AT, AFL, VT	RF
IntellaNav™ XP Temperature Ablation Catheter	YES	AFL	RF
IntellaTip MiFi™ Open-Irrigated Ablation Catheter	YES	AFL, PAF	RF
IntellaTip MiFi™ XP Temperature Ablation Catheter	YES	AFL	RF
POLARx FIT™ Cryoablation Balloon Catheter	YES	PAF	Cryoballoon
FARAWAVE™ PFA Catheter	NO	PAF[1]	PFA

Source: product Instructions For Use downloaded from US portion of the website, except FARAWAVE (see reference 1). OUS indications for use may vary.
1) https://www.accessdata.fda.gov/scripts/cdrh/cfdocs/cfpma/pma.cfm?id=P230030

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JnJ (Biosense Webster, Inc.)

Product Name	US IFU Available	Indicated Conditions	Energy Source
QDOT MICRO™ Uni-directional Catheter	YES	AFL, PAF	RF
QDOT MICRO™ Bi-directional Catheter	YES	AFL, PAF	RF
THERMOCOOL SMARTTOUCH™ SF Uni-Directional Catheter	NO		
THERMOCOOL SMARTTOUCH™ SF Bi-Directional Catheter	YES	AFL, PAF, PsAF	RF
THERMOCOOL SMARTTOUCH™ Uni-Directional Catheter			
THERMOCOOL SMARTTOUCH™ Bi-Directional Catheter	YES	AFL, PAF, VT	RF
THERMOCOOL™ SF NAV Uni-Directional Catheter			
THERMOCOOL™ SF NAV Bi-Directional Catheter	YES	AFL, PAF	RF
THERMOCOOL™ SF NAV Uni-Directional Catheter with curve visualization	NO		
THERMOCOOL™ SF NAV Bi-Directional Catheter with curve visualization	NO		
NAVISTAR™ THERMOCOOL™ Uni-Directional Catheter .	NO		
NAVISTAR™ THERMOCOOL™ Bi-Directional Catheter	YES	AFL, PAF, VT	RF
NAVISTAR™ 4 mm Catheter	NO		
NAVISTAR™ DS Catheter	NO		
NAVISTAR™ RMT THERMOCOOL™ Catheter	YES	AFL, VT	RF
NAVISTAR™ RMT 4 mm Catheter	NO		
THERMOCOOL™ SF Uni-Directional Catheter	NO		
THERMOCOOL™ SF Bi-Directional Catheter	NO		
EZ STEER™ THERMOCOOL™ NAV Catheter	YES	AFL, PAF, VT	RF
EZ STEER™ 4 mm Bi-Directional Catheter	NO		
EZ STEER™ NAV DS Bi-Directional Catheter	YES	AFL	RF
CELSIUS™ THERMOCOOL™ Uni-Directional Catheter	NO		
CELSIUS™ RMT THERMOCOOL™ Catheter	YES	AFL	RF
CELSIUS™ 4 mm Catheter Thermocouple	NO		
CELSIUS™ 4 mm Catheter Thermistor	NO		
CELSIUS™ 4 mm Braided Tip Catheter	NO		
CELSIUS FLTR™ 8 mm Uni-Directional Catheter	NO		
CELSIUS FLTR™ 8 mm Bi-Directional Catheter	NO		
CELSIUS™ DS Catheter	NO		
CELSIUS™ RMT Catheter	YES	Atrial, VT	RF
HELIOSTAR™ Balloon Ablation Catheter	YES	Atrial arrhythmias	RF Balloon
Varipulse Pulsed Field Ablation Catheter	NO	PAF	PFA
Thermocool Smarttouch SF Dual Energy	NO	PAF	RF, Focal PFA

Source: product Instructions For Use downloaded from US portion of the website. OUS indications for use may vary.

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 ORIGINAL INDICATION FOR THERMOCOOL CATHETER  Source: https://www.accessdata.fda.gov/scripts/cdrh/cfdocs/cfpma/pma.cfm?id=P030031  79  PRIVATE AND CONFIDENTIAL

MEDTRONIC

Product Name	US IFU Available	Indicated Conditions	Energy Source
AFFERA Sphere-9™ Mapping and Ablation Catheter	YES	PAF, PsAF, AFL, AT	RF, PFA
ARCTIC FRONT ADVANCE™ 2AF233, 2AF283	YES	PAF, PsAF, LSPAF	Cryoballoon
Arctic Front Advance Pro™ AFAPRO23, AFAPRO28	YES	PAF, PsAF, LSPAF	Cryoballoon
DiamondTemp™ CEDT100S, CEDT200L, CEDTB300S, CEDTB400L	YES	SVT (AT, AFL, AVNRT), AF	RF
Freezor™ 207F1, 207F3, 207F5	YES	AVNRT	Focal Cryo
Freezor™ MAX 209F3, 209F5	YES	PAF, PsAF	Focal Cryo
Freezor™ Xtra 217F1, 217F3, 217F5	YES	AVNRT	Focal Cryo
FREEZOR® XTRA 227F1, 227F3, 227F5	YES	AVNRT	Focal Cryo
RF MARINR™	YES	AVNRT	RF
RF MARINR™ UNIPOLAR	YES	AVNRT	RF
RF CONDUCTR™	YES	AVNRT, AVN, AFL	RF
RF ENHANCR™ II	YES	AVNRT	RF
PulseSelect™	NO	PAF, PsAF[1]	PFA

Source: product Instructions For Use downloaded from US portion of the website, excluding PulseSelect (see reference 1). OUS indications for use may vary.

1) https://www.medtronic.com/us-en/healthcare-professionals/products/cardiac-rhythm/ablation-atrial-fibrillation/indications-safety-warnings.html

Adagio™ MEDICAL

80

 ABLATION MODALITIES COMPARISON

USING NHS COST-EFFECTIVENESS MODEL FOR TECHNOLOGY COMPARISONS

Baseline and treatment effects 1st year

AF recurrence	NHS Model %	1st year freedom from AF (1- NHS Model %)
AADs	73%	27%
RF PP ablation	31%	69%
RF ME ablation	32%	68%
Cryoballoon ablation	32%	68%
Laser ablation	36%	64%
Thoracoscopy	15%	85%
Hybrid ablation	22%	78%

conventionally referred to in US as mini-thoracotomy

Incremental Mortality vs AAD

Mortality	NHS Model %	Incremental Mortality (Mortality – Baseline %)
AADs	1.2%	Baseline
RF PP ablation	1.2%	+0%
RF ME ablation	1.2%	+0%
Cryoballoon ablation		+0%
Laser ablation		+0%
Thoracoscopy	1.8%	+0.6%
Hybrid ablation		+0.6%

- Conversions of data from source inputs into table:
  - 1-year freedom from AF: 1 – 1st year AF recurrence
  - Incremental mortality = Mortality – AAD Mortality
- For PFA values refer directly to quoted sources

(1) National Institute for Health and Care Excellence (NICE). Atrial fibrillation: diagnosis and management, Cost-effectiveness analysis J3: Ablation. NICE guideline NG196. April 2021. 1st year freedom from AF % = 1 – AF recurrence %

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 PFA: COMPARISON OF OUTCOMES IN PAF and PsAF PATIENTS  FARAPULSE/BSX: MANIFEST-PF REGISTRY1  MDT: PULSED AF TRIAL2  1)  2)  3)  Turagam MK, Neuzil P, Schmidt B, et al. Safety and Effectiveness of Pulsed Field Ablation to Treat Atrial Fibrillation: One-Year Outcomes From the MANIFEST-PF Registry. Circulation. 2023;148:35–46 Verma A, Haines DE, Boersma LV, et al. Pulsed Field Ablation for the Treatment of Atrial Fibrillation: PULSED AF Pivotal Trial. Circulation. 2023;147:00–00.  Reddy VY, Gerstenfeld EP, Natale A, Whang W, et al. Pulsed Field or Conventional Thermal Ablation for Paroxysmal Atrial Fibrillation. New England J Medicine 2023; DOI: 10.1056/NEJMoa2307291  Persistent AF  Paroxysmal AF  Months Since Ablation  Freedom From Event (%)  90-day blanking period  100  80  60  40  20  0  0  3  6  9  12  55.1%  66.2%  83  ADVENT trial Paroxysmal AF 73.3%  vs 71.3% for RF/Cryo3  PRIVATE AND CONFIDENTIAL

 USING NHS COST-EFFECTIVENESS MODEL FOR TECHNOLOGY COMPARISONS: COMPLICATIONS  AAD  RF point-by- point  RF Multi- electrode  Cryobaloon  Laser Ablation  Mini- thoracotomy  Hybrid Ablation  N/A  0.5%  0.5%  0.5%  0.5%  N/A  N/A  N/A  1%  1%  N/A  1%  N/A  N/A  N/A  N/A  N/A  0.4%  N/A  N/A  N/A  N/A  1%  1%  1%  1%  N/A  N/A  N/A  N/A  N/A  1%  1%  N/A  N/A  N/A  2%  2%  2%  2%  N/A  N/A  N/A  1%  1%  1%  1%  N/A  N/A  N/A  N/A  N/A  N/A  N/A  10%  10%  N/A  N/A  N/A  N/A  N/A  6.7%  6.7%  84  5.9%  6.5%  16.7%  16.7%  Total per modality N/A 5.5% 5.5%  Conversions of data from source inputs into table: summing types of events per modality  For PFA values refer directly to quoted sources  SAE, NHS Model %  SAE, By Modality, Other Than PFA  (1) National Institute for Health and Care Excellence (NICE). Atrial fibrillation: diagnosis and management, Cost-effectiveness analysis J3: Ablation. NICE guideline NG196. April 2021. 1st year freedom from AF % = 1 – AF recurrence %  PRIVATE AND CONFIDENTIAL

VT MARKET: CURRENT RISK-BENEFIT CAPS ABLATION THERAPY PENETRATION

Potential Benefits of VT Ablations

1. Acute and sub-acute termination of symptomatic arrhythmias and ICD shocks
2. Reduction of symptomatic arrhythmic events (VT storms), ICD therapies, and removal vs escalation of harmful AAD Tx[1,2,3]
3. VT prophylaxis prior to ICD implantation[4]



Probability of Event-free Survival
Ablation
Escalated therapy
Hazard ratio, 0.55 (95% CI, 0.38–0.80)
P=0.001
Years of Follow-up



Freedom from Composite Endpoint
Ablation followed by ICD
Ablation
AAD + ICD
Control
Hazard ratio, 0.58 (95% CI, 0.35-0.96)
P=0.04
Follow-up (Months)

Procedural Risks and Complications[5]

Death	2.7%
Perforations/tamponade	2.0
Major Bleeding	5.6%
Vascular	1.7%
Stroke	0.4%
Unspecified	1.8%
Any Complication	11.5%

Estimated US Market For VT Ablations[6]

2-3x[7] market growth opportunity with improved ablation effectiveness and reduced risk profile within EP practice



~ 3.5M
Cases (thousands)
200
150
100
50
0
7% CAGR
2% CAGR
Annual VT Ablations
Annual Incidence of "Trigger" VTs
Disease Prevalence
HF / Cardiomyopathy / ICDs
Idiopathic VTs

Note: Management's estimates which are subject to significant uncertainty and may prove to be incorrect. Please see Disclaimer · Management's Estimates on slide 2.

1) Da Silva GL, Nunnes Ferreira A, Cortez Diaz N, et al. Radiofrequency catheter ablation of ventricular tachycardia in ischemic heart disease in light of current practice: a systematic review and meta analysis of randomized controlled trials. J Interv Card Electrophysiol. 2020 Dec;59(3):603 616
2) Sapp JL, Wells GA, Parkash R, et al. Ventricular Tachycardia Ablation versus Escalation of Antiarrhythmic Drugs. N Engl J Med 2016;375:111 21
3) Liang JJ, Yang W, Santangeli P, et al. Amiodarone Discontinuation or Dose Reduction Following Catheter Ablation for Ventricular Tachycardia in Structural Heart Disease. J Am Coll Cardiol EP 2017;3:503–11
4) Tung R, Xue Y, Chen M, et al. First Line Catheter Ablation of Monomorphic Ventricular Tachycardia in Cardiomyopathy Concurrent With Defibrillator Implantation: The PAUSE SCD Randomized Trial. Circulation. 2022;145:1839–1849
5) Cheung JW, Yeo I, Ip JE, et al. Outcomes, Costs, and 30 Day Readmissions After Catheter Ablation of Myocardial Infarct–Associated Ventricular Tachycardia in the Real World. Circ Arrhythm Electrophysiol. 2018;11:e006754.

6) The annual VT ablations, annual incidence of "trigger" VTs, disease prevalence and market growth are based on management's analysis and projections using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 53 60 which are part of Appendix II · Market Sources & Analysis for further details.
7) Refer to slide 60 for more information on market growth opportunity.

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 Appendix III – TECHNICAL SUPPLEMENT  86

 Scaling Graph – Manual Measurements of Reported Data (to ensure accuracy on slide # 13)  30mm = 1.89”  Healthy  Depth  Scale  + Error  - Error  Scar  1.3mm = 0.08”  3.2mm = 0.2”  10mm = 0.63”  13mm = 0.81”  3.8mm = 0.24”  5.1mm = 0.32”  Dewland TA, Higuchi S, Venkateswaran R, Lee C, Gerstenfeld EP. AB-452672-2 Ultra-low Temperature Cryoablation Versus Ultra-low Temperature Cryoablation Combined With Pulsed Field Ablation In A Swine Ventricular Infarct Model. Heart Rhythm 2023;20:S92-S93. doi: doi.org/10.1016/j.hrthm.2023.03.395   87  PRIVATE AND CONFIDENTIAL  Additional data can be obtained via the online access to HRS 2023 recorded sessions  ULTC Data To Be Entered Into The Graph  GRAPHS FROM THE PUBLICATION

 Appendix IV - OLDER SLIDES  88

AFIB CATHETER ABLATION OUTCOMES: IN NEED OF TECHNOLOGY BREAKTHROUGH

The Outcomes of All Current Catheter Technologies are Similar – even in Paroxysmal AF patients					
Category	Therapy Option	Representative Players	1st year single procedure freedom from AF	Mortality	Serious Adverse Events*
Drugs	AADs[1]	3M, Arbor	27%	Baseline	N/A
Catheter	RF point-by-point[1]	JnJ, ABT, BSX, MDT	69%	+0%	5.5%
	RF multi-electrode[1]	JnJ, MDT	68%	+0%	5.5%
	Cryoballoon[1]	MDT, BSX	68%	+0%	5.9%
	PFA[2-6]	JnJ, MDT, BSX	66%-74%	0 – 0.3%	0 – 1.9-5.9%
	Laser Ablation[1]	CardioFocus	64%	+0%	6.5%
Surgery	Mini-thoracotomy[1]	Atricure, MDT, BSX	85%	+0.6%	16.7%
	Hybrid ablation[1]	Atricure	78%	+0.6%	16.7%

** mostly from 2016 ESC guidelines, catheter esophageal perforations – 0.5%*

Note: Management's estimates which are subject to significant uncertainty and may prove to be incorrect. Please see Disclaimer - Management's Estimates on slide 2.

1) National Institute for Health and Care Excellence (NICE). Atrial fibrillation: diagnosis and management. Cost-effectiveness analysis J3: Ablation. NICE guideline NG196. April 2021. 1st year freedom from AF % = 1 – AF recurrence %
2) Information regarding PFA in this row is based on management's analysis using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 75-76 which are part of Appendix II - Market Sources & Analysis for further details.
3) Turagam MK, Neuzil P, Schmidt B, et al. Safety and Effectiveness of Pulsed Field Ablation to Treat Atrial Fibrillation: One-Year Outcomes From the MANIFEST-PF Registry. Circulation. 2023;148:35–46
4) Verma A, Haines DE, Boersma LV, et al. Pulsed Field Ablation for the Treatment of Atrial Fibrillation: PULSED AF Pivotal Trial. Circulation. 2023;147:00–00.
5) Duytschaever M, De Potter T, Grimaldi M, et al. Paroxysmal Atrial Fibrillation Ablation Using a Novel Variable-Loop Biphasic Pulsed Field Ablation Catheter Integrated With a 3-Dimensional Mapping System: 1-Year Outcomes of the Multicenter inspIRE Study. Circ Arrhythm Electrophysiol. 2023;16:e011780
6) Reddy VY, Gerstenfeld EP, Natale A, Whang W, et al. Pulsed Field or Conventional Thermal Ablation for Paroxysmal Atrial Fibrillation. New England J Medicine 2023; DOI: 10.1056/NEJMoa2307291

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 Year  Purchase Price ($mm)  Target  2008  388  2009  225  2019  316  2022  925  Year  Purchase Price ($mm)  Target  2001  115  2012  265  2013  275  2018  202  2021  450  2022  1,750  Year  Purchase Price ($mm)  Target  2004  47  Irvine Biomedical  2005  237  2008  92  2008  250  2013  331  2014  250  Year  Purchase Price ($mm)  Target  1997  400  ACQUISITIONS HAVE DRIVEN CONSOLIDATION AMONG COMPETITORS  /  $1.8bn+ worth of acquisitions  Source: Press releases  90  $3.0bn+ worth of acquisitions  $1.2bn+ worth of acquisitions  PRIVATE AND CONFIDENTIAL

ADAGIO MEDICAL: OUTCOMES-FOCUSED TECHNOLOGY DIFFERENTIATION

Vision

INVITED EDITORIAL

A "Scalpel" for interventional electrophysiologists

without surgical complications

James L. Cox MD

Division of Cardiac Surgery, Feinberg School of Medicine, Bluhm Cardiovascular Institute, Northwestern University, Chicago, Illinois, USA

Durable, contiguous, transmural lesions… anywhere in the heart to drive long-term ablation effectiveness, therapy adoption and market growth

2023 Portfolio

	ATRIAL ARRHYTHMIAS	VENTRICULAR ARRHYTHMIAS
ULTRA-LOW TEMPERATURE CRYOABLATION	iCLAS™ Catheter and System *Favorable outcomes in PsAF patients*	vCLAS™ Catheter *Catheter designed specifically to safely treat VTs*
PULSED FIELD CRYOABLATION	CRYOPULSE™ Catheter and System *Combining the outcomes of ULTC with speed of PFA while reducing downsides*	Under Development

- *Comprehensive technology solution for advanced EP practice*
- *Compatible with commercial mapping systems*
- *Addressing drivers and limitations of therapy adoption*

91 PRIVATE AND CONFIDENTIAL

 92  COMPETITIVE TECHNOLOGY LANDSCAPE IN CATHETER ABLATIONS: STABILITY DESPITE DISRUPTION1  1)  Based on management's analysis using internal and third-party estimates and resources, subject to certain assumptions and limitations. Please see Slides 68-73 which are part of Appendix II - Market Sources & Analysis for further details.  92  Atrial Fibrillation  Ventricular Tachycardia  RF  Cryoballoon  PFA  RF  PFA  JNJ   *   MDT    *+  ABT     BSX       - original intended use  - label extension (established or in-progress)  * - internal development  *+ - internal development + acquisition  Note: Management's estimates which are subject to significant uncertainty and may prove to be incorrect. Please see Disclaimer - Management's Estimates on slide 2.  PRIVATE AND CONFIDENTIAL  In the USA, OUS indications may vary.

US iCLAS FOR PERSISIENT AF IDE
(NCT # 04061603)

Patients	183 PsAF
Endpoints	Procedural safety and chronic effectiveness
Sites	20 (7 OUS)
Data Readout	Expected in Q2 2024
PMA	Expected in Q1 2025



iCLAS™ Catheter

Note: Expectations are preliminary and subject to change. Please see Disclaimer Forward Looking Statements on slide 2.

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INITIAL FOCUS ON HIGHEST NEEDS AND UPSIDES



Current WW Market Size
~$3.2b
Estimated Segmental Growth Rates
Technology Preferences
CLINICAL NEED
$0.3B
V-TACH (VT)
5%-8% CAGR
$0.8B
PERSISTENT AF
(PsAF)
ADVANCED CATHETERS
10%-13% CAGR
$1.2B
PAROXYSMAL AF
(PAF)
$0.8B
SVT/AFL
1%-4% CAGR
SIMPLE CATHETERS

~75% of the market is in the "advanced" catheters: irrigated Radiofrequency (RF) ablation with contact force sensing, cryoballoons, etc.[2]

Note: Management's estimates which are subject to significant uncertainty and may prove to be incorrect. Please see Disclaimer - Management's Estimates on slide 2. The current worldwide market size, segment sizes and growth rates are based on management's analysis and projections using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 63-66 which are part of Appendix II - Market Sources & Analysis for further details. Segment sizes, growth rates and technology preferences are based on the management analysis of various US and international data sources covering periods of time from 2000 to 2020 and projected to 2022.

1) Adagio Medical Analysis of Medicare FFS and Commercial Claims
2) Management estimates. Adopted from St. Jude Medical Analyst and Investor Meeting 2016: http://www.slideshare.net/ir_stjude/stj2016-analyst-and-investor-day-presentation-v2
3) UK National Aurdit of Cardiac Rhythm Management 2021. https://www.nicor.org.uk/wp-content/uploads/2021/10/NACRM-Domain-Report_2021_FINAL.pdf
4) Eckardt L, Doldi F, Busch S, et al. 10-year follow-up of interventional electrophysiology: updated German survey during COVID-19 pandemic. Clinical Research in Cardiology 2023;112:784-794
5) Quesada A, Cozar R, Anguera I, Registro Espanol de Ablacion con Cateter. XIX Informe Oficial de la Asociacion del Ritmo Cardiaco de la Sociedad Espanola de Cardiolofia 2019. Rev Esp Cardiol. 2020;73(12):1049–1060
6) Molitor N, Yalcinkaya E, Auricchio A, et al. Swiss National Registry on Catheter Ablation Procedurs: Changing trends over Last 20 Years. J Clin. Med. 2021, 10:3021
7) Anderson R, Lee G, Prabhu M, et al. Ten-year trends in catheter ablation for ventricular tachucardia vs other interventional proecedures in Australia. J Cardiovasc Electrophysiol. 2019 Nov;30(11):2353-2361.

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EP MARKET: CONTINUING GROWTH, PERENNIAL OPPORTUNITY

Worldwide EP Market (Main Competitors)[1]



9% CAGR
$5.1B
$7.3B[2]
6%
33%
14%
48%
8%
26%
11%
54%
2018
2022
JNJ
MDT
ABT
BSX
~4% of total J&J revenue
~3% of total Medtronic revenue
~4% of total Abbott Laboratories revenue
~5% of total Boston Scientific revenue

Worldwide $7.3bn EP Market Breakdown[3]



Access Devices
EP Mapping and Recording Systems (Capital Equipment)
EP Diagnostic Catheters
EP Ablation Catheters (consumables) ~$3.2B

1) Management estimates based on public company filings for Johnson & Johnson, Abbott Laboratories, Boston Scientific Corporation, and Medtronic plc.
2) The figure is based on management's analysis and projections using internal and third party estimates and resources, subject to certain assumptions and limitations. Please see Slides 63-66 which are part of Appendix II - Market Sources & Analysis for further details.
3) Management estimates. Adopted from St. Jude Medical Analyst and Investor Meeting 2016:https://www.slideshare.net/ir_stjude/stj-2016analyst-and-investor-day-presentation-v2

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